UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Chimerix, Inc.
(Name of Subject Company)
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16934W106

(CUSIP Number of Class of Securities)

Michael T. Andriole

President and Chief Executive Officer

Chimerix, Inc.

2505 Meridian Parkway, Suite 100

Durham, North Carolina 27713

(919) 806-1074

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Graham Robinson Laura Knoll Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 (617) 573-4800	Jason L. Kent Kevin Cooper Cooley LLP 55 Hudson Yards New York, New York, 10001 (212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Table of Contents

Item	1. Subject Company Information.	1

Item	2. Identity and Background of Filing Person.	1

Item	3. Past Contacts, Transactions, Negotiations and Agreements.	3

Item	4. The Solicitation or Recommendation.	14

Item	5. Person/Assets Retained, Employed, Compensated or Used.	37

Item	6. Interest in Securities of the Subject Company.	38

Item	7. Purposes of the Transaction and Plans or Proposals.	38

Item	8. Additional Information.	39

Item	9. Exhibits.	45

Annex I Opinion of Centerview Partners LLC	I-1

Annex II SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS	II-1

i

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Chimerix, Inc., a Delaware corporation (“Chimerix” or the “Company”). The address of the principal executive offices of Chimerix is 2505 Meridian Parkway, Suite 100, Durham, North Carolina 27713, and its telephone number is (919) 806-1074. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Chimerix” refer to Chimerix, Inc.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Chimerix, $0.001 par value per share (collectively, the “Shares”). As of March 19, 2025, there were (i) 93,803,846 Shares issued and outstanding, (ii) 25,260,036 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Company Options”), (iii) 1,683,107 Shares issuable upon settlement of outstanding restricted stock unit awards (“Company RSUs”), (iv) 5,725,800 Shares reserved for future issuance under the Chimerix 2024 Equity Incentive Plan (together with Chimerix’s 2013 Equity Incentive Plan, as amended, the “Company Equity Plans”), (v) 710,969 Shares reserved for future issuance under the Chimerix 2013 Employee Stock Purchase Plan (the “Company ESPP”), and (vi) 37,313 Shares subject to issuance pursuant to the outstanding warrant to purchase Shares issued as of December 23, 2024 by the Company to Silicon Valley Bank, a division of First-Citizens Bank & Trust Company (the “Company Warrant”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of Chimerix, which is the person filing this Schedule 14D-9, are set forth above under “Item 1. Subject Company Information—Name and Address” above.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Jazz Pharmaceuticals Public Limited Company, an Irish public limited company (“Jazz” or “Parent”) and (ii) Pinetree Acquisition Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer to purchase all of the outstanding Shares, at a price of $8.55 per Share, payable in cash, without interest and subject to reduction for any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to Chimerix’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 4, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser, and Chimerix. The below summary of the Merger Agreement is qualified in its entirety by the description contained in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The Merger Agreement provides, among other things, that if the Offer is consummated, as soon as practicable (and in no event later than one (1) business day) following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will be merged with and into Chimerix (the “Merger”), the separate existence of Purchaser will cease and Chimerix will continue as the surviving corporation in the Merger (the “Surviving Corporation”), becoming an indirect wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL and will be effected without a vote of the stockholders of Chimerix. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than (i)(A) Shares held immediately prior to the Effective Time by Chimerix (including in Chimerix’s treasury), (i)(B) any Shares held immediately prior to the Effective Time by Parent or Purchaser (clauses (i)(A) and (i)(B), “Excluded Shares”), (ii) any Shares held immediately prior to the Effective Time by any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or of Chimerix (clause (ii), “Converted Shares”), and (iii) Shares held by stockholders of Chimerix who have properly exercised and perfected their statutory rights of appraisal under the DGCL (clause (ii), “Dissenting Shares”)) will be converted into the right to receive an amount equal to the Offer Price, without any interest thereon and subject to any withholding of applicable taxes (the “Merger Consideration”).

The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Merger Agreement also provides that, at the Effective Time,

•	each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested, and which has a per share exercise price that is less than the Offer Price (an “In the Money Option”), will be cancelled and converted into the right to receive a cash payment equal to (i) the excess of (A) the Offer Price over (B) the exercise price payable per Share of such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting);

•	each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested, will be cancelled at the Effective Time with no consideration payable in respect thereof;

•	each Company RSU then outstanding will be cancelled and converted into the right to receive a cash payment equal to the product of (i) the Offer Price and (ii) the total number of Shares subject to such Company RSU immediately prior to the Effective Time; and

•	the Company Warrant, if outstanding at the Effective Time, will cease to represent the right to purchase Shares and will thereafter represent the right to receive a cash payment equal to (i) the excess of (A) the Offer Price over (B) the exercise price payable per Share of the Company Warrant, multiplied by (ii) the total number of Shares subject to the Company Warrant immediately prior to the Effective Time.

The initial expiration date of the Offer is one (1) minute after 11:59 p.m., Eastern Time, on April 17, 2025, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”).

The Merger Agreement also provides, among other things, that, subject to the terms and conditions of the Merger Agreement, including the satisfaction or waiver of all of the conditions of the Offer in the Merger Agreement, as soon as practicable after the Expiration Time, Purchaser will consummate the Offer in accordance with its terms, and promptly irrevocably accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and promptly thereafter (and in any event within three (3) business days) deposit, or cause to be deposited, with the depository, cash sufficient to pay the aggregate Offer Price for all Shares validly tendered and not properly withdrawn pursuant to the Offer. Pursuant to the Merger Agreement, the consummation of the Merger will take place as soon as practicable (and in no event later than one business day) following the Offer Acceptance Time.

The foregoing summary of the Transactions and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Letter of Transmittal.

According to the Offer to Purchase, the principal executive office of each of Parent and Purchaser is Fifth Floor, Waterloo Exchange, Waterloo Road, Dublin 4, Ireland D04 E5W7, and the telephone number at such principal office is 011-353-1-634-7800.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the “Investors” section of Chimerix’s website at https://ir.chimerix.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9 (including with respect to any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Chimerix or any of its affiliates, on the one hand, and any of Chimerix’s executive officers, directors or affiliates, on the other hand, as set forth in Chimerix’s Definitive Proxy Statement on Schedule 14A (other than information furnished rather than filed), filed with the SEC on April 26, 2024 (the “Proxy Statement”), Chimerix’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 21, 2025 (the “Form 10-K”), and other filings and reports that Chimerix has filed with the SEC, to Chimerix’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) Chimerix or any of its affiliates, on the one hand, and (ii) (A) any of its executive officers, directors or affiliates, or (B) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

The board of directors (the “Board”) of Chimerix was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters as described below under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation.”

(a) Arrangements between Chimerix and its Executive Officers, Directors and Affiliates.

In considering the recommendation of the Board to tender Shares in the Offer, stockholders of Chimerix should be aware that Chimerix’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of stockholders of Chimerix, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	outstanding In the Money Options (without regard to vesting) and outstanding Company RSUs will be cashed out in connection with the Merger;

•	executive officers of Chimerix are eligible to receive severance payments and benefits in the event of a change in control termination (as defined in the section of this Schedule 14D-9 captioned “—Potential Payments and Benefits upon Termination or Change in Control” below) pursuant to the Chimerix, Inc. Amended and Restated Officer Severance Benefit Plan (the “Amended and Restated Officer Severance Benefit Plan”) and the individually executed Participation Agreements thereunder;

•	certain employees, including executive officers generally but excluding C-suite level employees, may receive cash transaction bonuses not to exceed (i) $750,000 in the aggregate or (ii) 25% of the recipient’s annual base salary individually;

•	certain executive officers who are expected to be impacted by the excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) may receive tax reimbursement payments not to exceed $2.1 million in the aggregate; and

•	Chimerix’s directors and officers are entitled to continued indemnification and insurance coverage under the Merger Agreement and indemnification agreements between such individuals and Chimerix.

For further information with respect to the arrangements between Chimerix and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between Chimerix and its executive officers, directors, and affiliates, please see the Proxy Statement, the Form 10-K, and other filings and reports that Chimerix may file from time to time with the SEC.

Outstanding Shares Held by Directors and Executive Officers

As of March 19, 2025, the executive officers and directors of Chimerix beneficially owned, in the aggregate, 4,974,300 Shares (excluding Shares issuable upon exercise of Company Options and vesting and settlement of Company RSUs), representing approximately 5.30% of the then outstanding Shares.

The following table sets forth (i) the number of Shares beneficially owned as of March 19, 2025, by each of Chimerix’s executive officers and directors (excluding Shares issuable upon the exercise of outstanding Company Options and the vesting and settlement of Company RSUs), and (ii) the aggregate cash consideration that would be payable for such Shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned*		Merger Consideration Payable in Respect of Shares Beneficially Owned
Executive Officers
Michael T. Andriole, President, Chief Executive Officer and Director	383,177		$3,276,163
Michelle LaSpaluto, Chief Financial Officer	115,761		$989,757
Allen S. Melemed, M.D., Chief Medical Officer	93,963		$803,384
Michael A. Alrutz, J.D., Ph.D., Senior Vice President, General Counsel and Corporate Secretary	147,890		$1,264,460
Thomas Riga, Chief Operating and Commercial Officer	6,553		$56,028
David Jakeman, Vice President of Finance and Accounting	127,341		$1,088,766

Directors
Mike Sherman, Chair of the Board	376,933		$3,222,777
Martha J. Demski, Lead Independent Director	72,055		$616,070
Fred A. Middleton	3,615,477	(1)	$30,912,328
Robert J. Meyer, M.D.	35,150		$300,533
Marc D. Kozin	—		$—
Pratik S. Multani, M.D.	—		$—
Vicki Vakiener	—		$—
Lisa L. Decker, Ph.D.	—		$—
All of Chimerix’s current directors and executive officers as a group (14 persons)	4,974,300		$42,530,266

* Includes shares held through trusts and other affiliated entities.

(1) Includes shares held by Sanderling Venture Partners V, L.P., 233,134 shares of common stock held by Sanderling V Biomedical, L.P., 155,143 shares of common stock held by Sanderling V Limited Partnership, 138,046 shares of common stock held by Sanderling V Beteiligungs GmbH & Co. KG, 199,853 shares of common stock held by Sanderling V Biomedical Co-Investment Fund, L.P., 329,682 shares of common stock held by Sanderling Venture Partners V Co-Investment Fund, L.P., 891,189 shares of common stock held by Sanderling V Strategic Exit Fund, L.P. (collectively, the “Sanderling V Shares”), 498,046 shares of common stock held by Sanderling Venture Partners VI Co-Investment Fund, L.P., 15,431 shares of common stock held by Sanderling VI Beteiligungs GmbH & Co. KG, and 18,384 shares of common stock held by Sanderling VI Limited Partnership (collectively, the “Sanderling VI Shares”).

Treatment of Company Options and Company RSUs

 At the Effective Time, each In the Money Option will be cancelled and converted into the right to receive a cash payment equal to (i) the excess of (A) the Offer Price over (B) the exercise price payable per Share of such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting).

At the Effective Time, each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested, will be cancelled at the Effective Time with no consideration payable in respect thereof.

At the Effective Time, each then outstanding Company RSU will be cancelled and converted into the right to receive a cash payment equal to the product of (i) the Offer Price and (ii) the total number of Shares subject to such Company RSU immediately prior to the Effective Time.

The table below sets forth, for each of Chimerix’s executive officers and directors as of March 19, 2025: (i)(A) the aggregate number of Shares subject to In the Money Options and (B) the value of cash amounts payable in respect of such In the Money Options on a pre-tax basis at the Effective Time, calculated by multiplying (x) the excess of (1) the Offer Price over (2) the exercise price payable per Share of such In the Money Option, by (y) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting) and (ii) the aggregate number of Shares subject to Company Options other than In the Money Options. At the Effective Time, each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested, will be cancelled at the Effective Time with no consideration payable in respect thereof.

	In the Money Options		Company Options other than In the Money Options(1)
Name	Number of Shares Underlying In the Money Options (#)	Merger Consideration Payable in Respect of In the Money Options ($)	Number of Shares Underlying Company Options other than In the Money Options (#)
Executive Officers
Michael T. Andriole, President, Chief Executive Officer and Director	2,687,825	15,634,314	250,000
Michelle LaSpaluto, Chief Financial Officer	727,828	4,004,312	106,500
Allen S. Melemed, M.D., Chief Medical Officer	1,238,010	6,524,856	190,000
Michael A. Alrutz, J.D., Ph.D., Senior Vice President, General Counsel and Corporate Secretary	1,409,550	6,568,352	185,000
Thomas Riga, Chief Operating and Commercial Officer	1,125,000	7,629,250	—
David Jakeman, Vice President of Finance and Accounting	281,630	1,587,201	30,000
Directors
Mike Sherman, Chair of the Board	3,274,550	18,210,014	700,000
Martha J. Demski, Lead Independent Director	312,000	1,743,960	9,000
Fred A. Middleton	324,000	1,775,760	—
Robert J. Meyer, M.D.	324,000	1,775,760	—
Marc D. Kozin	160,000	1,215,600	—
Pratik S. Multani, M.D.	300,000	1,859,250	—
Vicki Vakiener	265,000	1,270,350	—
Lisa L. Decker, Ph.D.	160,000	1,222,600	—
All of Chimerix’s current directors and executive officers as a group (14 persons)	12,589,393	71,021,579	1,470,500

(1)          Pursuant to the terms and conditions of the Merger Agreement, at the Effective Time, each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested, will be cancelled at the Effective Time with no consideration payable in respect thereof.

The table below sets forth, for each of Chimerix’s executive officers and directors as March 19, 2025: (i) the aggregate number of Shares subject to Company RSUs and (ii) the value of cash amounts payable in respect of such Company RSUs on a pre-tax basis at the Effective Time, calculated by multiplying (A) the total number of Shares issuable in settlement of such Company RSUs immediately prior to the Effective Time, by (B) the Offer Price.

	Company RSUs
Name	Number of Shares Underlying Company RSUs (#)	Merger Consideration Payable in Respect of Company RSUs ($)
Executive Officers
Michael T. Andriole, President, Chief Executive Officer and Director	247,651	2,117,416
Michelle LaSpaluto, Chief Financial Officer	65,780	562,419
Allen S. Melemed, M.D., Chief Medical Officer	79,889	683,051
Michael A. Alrutz, J.D., Ph.D., Senior Vice President, General Counsel and Corporate Secretary	68,799	588,231
Thomas Riga, Chief Operating and Commercial Officer	54,275	464,051
David Jakeman, Vice President of Finance and Accounting	28,868	246,821
Directors
Mike Sherman, Chair of the Board	46,475	397,361
Martha J. Demski, Lead Independent Director	—	—
Fred A. Middleton	—	—
Robert J. Meyer, M.D.	—	—
Marc D. Kozin	—	—
Pratik S. Multani, M.D.	—	—
Vicki Vakiener	—	—
Lisa L. Decker, Ph.D.	—	—
All of Chimerix’s current directors and executive officers as a group (14 persons)	591,737	5,059,350

Treatment of Company Equity Plans

Contingent upon and effective as of the Effective Time, each of the Company Equity Plans will automatically terminate.

Treatment of Company ESPP

From and after the date the Merger Agreement is executed, unless the Merger Agreement is terminated, (i) no new offering period will commence under the Company ESPP, (ii) participants may not increase the amount of payroll deductions into the Company ESPP during the current purchase period from those in effect as of the date of the Merger Agreement, (iii) no individuals may commence participation in the Company ESPP between the date of the Merger Agreement and the Effective Time, (iv) each purchase right issued pursuant to the Company ESPP under the current purchase period must be fully exercised no later than five (5) business days prior to the Effective Time or, if such purchase period is not scheduled to end by no later than five (5) business days prior to the Effective Time, the Company will cause any payroll contributions accumulated with respect to such purchase period to be refunded to applicable participants by the Company no later than the Effective Time, and (v) contingent upon the consummation of the Merger, the Company ESPP will automatically terminate effective upon the Effective Time.

Potential Payments and Benefits upon Termination or Change in Control

Regardless of the manner in which an executive officer’s service terminates, our executive officers are entitled to receive accrued but unpaid salary earned during her or his term of service, any unreimbursed business expenses, in accordance with Chimerix’s standard expense reimbursement policies, and any benefits owed to her or him under any qualified retirement plan or health and welfare benefit plan in which she or he was a participant in accordance with applicable law and the provisions of such plan.

Treatment of Company Equity Awards

Under the Merger Agreement, at the Effective Time:

•	each In the Money Option will be cancelled and converted into the right to receive a cash payment equal to (i) the excess of (A) the Offer Price over (B) the exercise price payable per Share of such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting);

•	each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested, will be cancelled at the Effective Time with no consideration payable in respect thereof; and

•	each then outstanding Company RSU will be cancelled and converted into the right to receive a cash payment equal to the product of (i) the Offer Price and (ii) the total number of Shares subject to such Company RSU immediately prior to the Effective Time.

The treatment of Chimerix’s equity awards is further described above in the section captioned “—Treatment of Company Options and Company RSUs.”

Executive Employment Agreements and Amended and Restated Officer Severance Benefit Plan

Chimerix has entered into executive employment agreements with each of its executive officers, and each such executive officer is eligible to participate in the Amended and Restated Officer Severance Benefit Plan and receive severance benefits in certain circumstances. The Amended and Restated Officer Severance Benefit Plan was originally established effective February 21, 2013 and was last amended and restated effective as of November 12, 2024. The purpose of the Amended and Restated Officer Severance Benefit Plan is to provide for the payment of severance benefits to eligible officers of Chimerix in the event that such officers become subject to involuntary or constructive employment terminations. The Amended and Restated Officer Severance Benefit Plan supersedes that certain Chimerix, Inc. Officer Severance Benefit Plan effective February 21, 2013, as amended, and any severance benefit plan, policy or practice previously maintained by Chimerix.

Under the Amended and Restated Officer Severance Benefit Plan and the individually executed Participation Agreements thereunder, all of Chimerix’s officers (defined as employees at the Vice President level or above) are eligible to receive severance benefits upon a covered termination. A covered termination is defined in the Amended and Restated Officer Severance Benefit Plan and includes a “change in control termination”, as described in further detail below. All of the severance benefits under the Amended and Restated Officer Severance Benefit Plan are contingent upon delivery to Chimerix of a general waiver and release and, to the extent permitted by applicable law, continued compliance with certain post-termination obligations.

A change in control termination means an involuntary termination that occurs within the period commencing thirty (30) days prior to and ending thirteen (13) months following the closing of a change in control transaction, which will occur upon the Effective Time. An involuntary termination means a termination of employment that is due to: (i) a termination by the Company without cause or (ii) an officer’s resignation for good reason.

Upon a change in control termination, the eligible officer is eligible to receive (A) a payment equal to nine (9) months for Vice President participants, twelve (12) months for Senior Vice President participants and all other non-CEO officer participants, or eighteen (18) months for Mr. Andriole, of base salary (such number of months, the “severance period”); (B) full vesting acceleration of all outstanding stock options and other stock awards. With respect to any such stock awards that are subject to performance-based vesting, vesting will be deemed to be satisfied at the greater of (i) 100% of the target level of performance or (ii) the actual level of performance measured in accordance with the applicable performance goals as of the date of such change in control termination (or the closing of the change in control, if later); and (C) save for Vice President participants, a lump sum amount equivalent to the participant’s target bonus for the year of termination (except that Mr. Andriole will be entitled to receive an amount equivalent to 150% of the target bonus).

For an estimate of the value of the payments and benefits described above that would be payable to Chimerix’s named executive officers upon an involuntary termination in connection with the Merger, which Chimerix has assumed constitutes a change in control termination under the Amended and Restated Officer Severance Benefit Plan and the employment agreements for Chimerix’s named executive officers, see “—Golden Parachute Compensation” below.

The table below sets forth, for each of Michelle LaSpaluto, Thomas Riga, and David Jakeman (who are not named executive officers), the estimated value of the payments and benefits that would be payable to such individual in the event of a change in control termination under the Amended and Restated Officer Severance Benefit Plan. For further information relating to Chimerix’s named executive officers, see “—Golden Parachute Compensation” below.

Name	Cash Severance Payment ($)	Cash Bonus ($)	COBRA Premiums ($)	Total ($)
Michelle LaSpaluto	450,861	180,344	14,600	645,805
Thomas Riga	500,011	200,004	38,553	738,568
David Jakeman	239,614	—	38,553	278,167

Annual Bonuses

Chimerix’s executive officers have received his or her 2024 annual bonus. The following amounts in respect of 2024 annual bonuses were paid in 2025: $434,363 for Michael T. Andriole, $211,214 for Michelle LaSpaluto, $263,496 for Allen Melemed, $233,161 for Michael Alrutz, $250,608 for Thomas Riga, and $120,386 for David Jakeman.

Transaction Bonuses

Chimerix may pay cash transaction bonuses to employees, including executive officers generally but excluding C-suite level employees, not to exceed (i) $750,000 in the aggregate or (ii) 25% of the recipient’s annual base salary individually. As of the date of this Schedule 14D-9, no such transaction bonuses have been disbursed.

Tax Reimbursement

Pursuant to authorization provided by the Compensation Committee of the Board, Chimerix has entered into a tax reimbursement agreement with Michael Andriole, pursuant to which Chimerix will make a tax reimbursement payment to Mr. Andriole to the extent he is subject, in connection with the Transactions, to an excise tax imposed by Section 4999 of the Code (a so-called “golden parachute” tax).  The reimbursement will be in an amount that will place him in the same after-tax position that he would have been in if no such excise tax had applied and no tax reimbursement had been made. The tax reimbursement agreement further provides that (i) the aggregate value of such tax reimbursement payment to him together with such tax reimbursement payments by us to all other persons will not exceed $2.1 million, (ii) if the aggregate value of Mr. Andriole’s parachute payments (as such term is defined under Section 280G of the Code) does not exceed 110% of the amount equal to three times Mr. Andriole’s base amount (as such term is defined under Section 280G of the Code), then he will not be eligible for a tax reimbursement payment and the aggregate value of his parachute payments will be reduced to equal the amount equal to three times his base amount minus $1, and (iii) to the extent applicable, each such tax reimbursement payment will be conditioned on Mr. Andriole’s cooperation with a valuation for his noncompete covenant, which can reduce the amount deemed to be subject to the excise tax. The estimated value of the tax reimbursement amount payable to Mr. Andriole is included below under the section captioned “—Golden Parachute Compensation.”

Employee Benefits

Under the Merger Agreement, among other things, Parent has agreed that for a period of one (1) year following the Effective Time, Parent will provide, or cause to be provided, to each employee of Chimerix or its subsidiaries who is employed by Chimerix or its subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (as defined in the Merger Agreement) (or any affiliate thereof, including, for the avoidance of doubt, Parent and Parent’s affiliates) during such one (1)-year period (each, a “Continuing Employee”) with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee by any Acquired Corporation (as defined in the Merger Agreement) immediately prior to the Effective Time, (ii) target cash incentive compensation opportunities that are no less favorable, in the aggregate, than those provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time and (iii) other compensation and employee benefits (excluding any equity incentive compensation, employee stock purchase plan benefits, retention payments, change in control benefits and nonqualified deferred compensation benefits) that in the aggregate are no less favorable than those provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time.

The Merger Agreement does not confer upon any person (other than Chimerix, Parent and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement. Nothing in the Merger Agreement will be construed to create a right in any person to employment with Parent, the Surviving Corporation or any other affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee will be “at will” employment.

Potential for Future Arrangements

While, as of the date of this Schedule 14D-9, none of Chimerix’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time, it is possible that Parent or its affiliates may enter into service, employment or other arrangements with Chimerix’s directors or executive officers in the future.

Employment Agreements

Chimerix has entered into at-will employment agreements with each of its current executive officers. The employment of each of Chimerix’s current executive officers may be terminated by Chimerix at any time, subject to receipt of any payments or benefits which he or she may become entitled to pursuant to the Amended and Restated Officer Severance Benefit Plan. The employment agreements with current executive officers set forth the applicable executive officer’s salary, annual bonus compensation opportunities, as applicable, stock option grant, as applicable and benefit plan participation. Each of Chimerix’s executive officers has also executed Chimerix’s standard form of employee proprietary information and inventions assignment agreement. For a discussion of the severance pay and other benefits to be provided to Chimerix’s executive officers in connection with a qualifying termination of employment following the Transactions, as described above under the section captioned “— Potential Payments and Benefits upon Termination or Change in Control.” For an estimate of the value of the payments and benefits described above that would be payable to Chimerix’s named executive officers upon an involuntary termination in connection with the Merger, which Chimerix has assumed constitutes a change in control termination under the Amended and Restated Officer Severance Benefit Plan and the employment agreements for Chimerix’s named executive officers, see “—Golden Parachute Compensation” below.

Director Compensation

Under the Merger Agreement, at the Effective Time, each In the Money Option (without regard to vesting) and each Company RSU held by Chimerix’s non-employee directors will be cashed out. Each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested, will be cancelled at the Effective Time with no consideration payable in respect thereof.

Further information on the treatment of Chimerix’s equity awards is described above under the section captioned “—Treatment of Company Options and Company RSUs.”

Chimerix may make cash retainer payments and issue equity incentive award grants to its non-employee directors in a manner consistent with the Chimerix, Inc. Non-Employee Director Compensation Policy, including the issuance of annual equity incentive awards at its 2025 annual meeting of stockholders (or, if none, effective as of the one-year anniversary of its 2024 annual meeting of stockholders provided that the Effective Time has not occurred prior to such date), provided that, in lieu of Company Options, Company RSUs may be granted with a grant date fair value (determined without regard to the Merger) equal to the grant date fair value of the Company Options that otherwise would have been granted.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Chimerix’s named executive officers that is based on, or otherwise relates to, the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

Specifically, the table below assumes that (i) the Offer was consummated and the Effective Time occurred on March 19, 2025, (ii) the employment of the named executive officer will be terminated immediately following the Effective Time in a manner entitling such individual to receive severance payments and benefits under the Amended and Restated Officer Severance Benefit Plan, (iii) the named executive officer timely executes (and does not revoke) a general waiver and release and complies with any applicable post-termination obligations, (iv) the named executive officer’s base salary rate and target annual bonus opportunity remain unchanged from those that will be in place as of March 19, 2025, (v) no named executive officer receives any additional grants of equity awards or exercises any Company Options on or prior to the Effective Time, (vi) no named executive officer enters into any new agreement with Chimerix, any of its affiliates or Parent or any of its affiliates or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits, and (vii) for values provided in the “Equity” column in the table below, the assumptions described in Item 3 above, under the heading “—Treatment of Company Options and Company RSUs.”

The values in the table below do not include the value of payments or benefits that would have been earned, or any amounts associated with Company RSUs that would vest pursuant to their terms, on or prior to the Effective Time or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the named executive officers and that are available generally to all of Chimerix’s salaried employees. The values and descriptions also do not reflect withholding taxes that are applicable to any payments set forth in the table, assume that no payments are delayed for six (6) months to the extent required under Section 409A of the Code, and assume (other than for Mr. Andriole) that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Sections 280G and 4999 of the Code to such payments. The Amended and Restated Officer Severance Benefit Plan does not provide for any “single trigger” compensation amounts triggered by a change in control of Chimerix without regard to whether the executive’s employment is also terminated.

Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)(5)
Michael T. Andriole	1,534,500	10,491,795	61,213	1,142,213	13,229,721
Allen S. Melemed	734,241	3,487,766	24,834	—	4,246,841
Michael A. Alrutz	649,713	2,978,255	12,486	—	3,640,454
Mike Sherman*	—	2,941,272	—	—	2,941,272

* Mr. Sherman is presently a non-employee director who is nonetheless treated as a named executive officer for purposes of this table by reason of his former service as Chimerix’s Chief Executive Officer.  As a non-employee director, he is not entitled to any payments or benefits that are based on or that otherwise relate to the Transactions other than accelerated vesting and payment of his equity incentive compensation awards.

(1)	Represents the value of (i) a lump sum cash severance payment for the severance period and (ii) a lump sum annual bonus cash payment equivalent to the target bonus for the fiscal year in which the termination occurs, each as described in Item 3 above, under the heading “—Executive Employment Agreements and Amended and Restated Officer Severance Benefit Plan” and based on the assumptions set forth above. The following table shows, for each named executive officer, as applicable, the amount of each component part of these cash payments. These amounts are all “double-trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and a qualifying termination of employment that occurs within the period commencing thirty days prior to and ending thirteen (13) months following the closing of a change in control transaction.

Name	Cash Severance Payment ($)	Cash Bonus ($)	Total ($)
Michael T. Andriole	990,000	544,500	1,534,500
Allen S. Melemed	524,458	209,783	734,241
Michael A. Alrutz	464,081	185,632	649,713

(2)	Represents estimated values associated with the full value of unvested In the Money Options, which are being cashed out in connection with the Merger, and the full value of outstanding RSUs, which also are being cashed out in connection with the Merger, with each being treated as described in greater detail in Item 3 above, under the heading “—Treatment of Company Options and Company RSUs” and based on the assumptions set forth above. In accordance with Item 402(t) of Regulation S-K, such values have been calculated using the Offer Price. These amounts are all “single-trigger” in nature, i.e., eligibility to receive these amounts requires only the occurrence of a change in control.

Name	In the Money Options ($)	Company RSUs ($)	Total ($)
Michael T. Andriole	8,374,379	2,117,416	10,491,795
Allen S. Melemed	2,804,715	683,051	3,487,766
Michael A. Alrutz	2,390,024	588,231	2,978,255
Mike Sherman	2,543,911	397,361	2,941,272

(3)	Represents the estimated cost of Chimerix-paid COBRA coverage during the severance period, as provided in the Amended and Restated Officer Severance Benefit Plan, in each case as described in greater detail in Item 3 above, under the heading “—Executive Employment Agreements and Amended and Restated Officer Severance Benefit Plan.” The following table shows, for each named executive officer, the amount of each COBRA premiums payable by Chimerix. These amounts are all “double-trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and a qualifying termination of employment that occurs within the period commencing thirty (30) days prior to and ending thirteen (13) months following the closing of a change in control transaction.

Name	COBRA Premiums ($)
Michael T. Andriole	61,213
Allen S. Melemed	24,834
Michael A. Alrutz	12,486

(4)	Under the Amended and Restated Officer Severance Benefit Plan, amounts are subject to reduction in the event the applicable named executive officer would receive a greater benefit on an after-tax basis by having some of his change in control-related payments and benefits being cut back rather than paying the excise tax under Section 4999 of the Code on such amounts. These amounts assume no such reduction is applied. However, Chimerix has entered into a tax reimbursement agreement with Mr. Andriole, pursuant to which, subject to certain limitations further described above, Chimerix will make a tax reimbursement payment to Mr. Andriole to the extent he is subject, in connection with the Merger, to an excise tax imposed by Section 4999 of the Code in an amount that will place him in the same after tax position that he would have been in if no excise tax had applied and no tax reimbursement had been made. The amount of the tax reimbursement payment shown in the table above ascribes a certain value to noncompetition obligations applicable to Mr. Andriole, but there can be no assurance that such value (or any of the other assumptions applicable to determination of the tax reimbursement amount) will have been accurate.

(5)	The amounts in this column represent the aggregate total of all compensation described in the preceding columns.

Indemnification of Directors and Officers; Insurance

Chimerix has entered into an indemnity agreement (each an “Indemnity Agreement” and collectively, the “Indemnity Agreements”) with each of its executive officers and directors that require it to indemnify such persons against any and all expenses, including judgments, fines or penalties, attorneys’ fees, witness fees or other professional fees and related disbursements and other out-of-pocket costs incurred, in connection with any action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry or administrative hearing, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, officer, employee or agent of Chimerix, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, Chimerix’s best interests. The foregoing summary of the Indemnity Agreements is qualified in its entirety by the full text of the Form of Indemnity Agreement, which is filed as Exhibit (e)(4) hereto and is included as Exhibit 10.1 to Chimerix’s Registration Statement on Form S-1, filed with the SEC on March 8, 2013, and incorporated herein by reference.

The Merger Agreement provides that, for a period of six (6) years from the Effective Time, all rights to indemnification, advancement of expenses and exculpation by Chimerix or its subsidiaries existing in favor of the current and former directors and officers of Chimerix or its subsidiaries as of the date of the Merger Agreement for their acts and omissions occurring at or prior to the Effective Time, including pursuant to Chimerix’s and its subsidiaries’ organizational documents as in effect as of the date of the Merger Agreement, and as provided in the Indemnity Agreements or similar agreements between Chimerix and such directors and officers, will continue in full force and effect.

The Merger Agreement also provides that, from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent (together with its subsidiaries) will, to the fullest extent permitted by applicable law, indemnify and hold harmless each individual who was as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Chimerix, its subsidiaries or another entity at the request of Chimerix or its subsidiaries (the “Indemnified Persons”) against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred by such Indemnified Person as an officer or director of Chimerix or any of its subsidiaries in connection with any claim, action, suit or proceeding arising out of or pertaining to the fact that such Indemnified Person is or was a director or officer of Chimerix, its subsidiaries or another entity at the request of Chimerix or its subsidiaries at or prior to the Effective Time. In the event of any such claim, action, suit or proceeding, Parent will, and will cause its subsidiaries to, pay, in advance of the final disposition of such claim, action, suit or proceeding, any expenses incurred in defense thereof by the Indemnified Person upon receipt of an undertaking by such Indemnified Person to repay such amount if it is ultimately determined that such Indemnified Person is not entitled to be indemnified.

The Merger Agreement also provides that, from the Effective Time until the sixth (6th) anniversary of the Effective Time, subject to certain limitations, Parent and the Surviving Corporation will maintain, in effect, the existing policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of Chimerix or its subsidiaries as of the date of the Merger Agreement or provide substitute policies for Chimerix, its subsidiaries and the Indemnified Persons who were covered by such policies as of the date of the Merger Agreement with respect to liability for their acts and omissions occurring at or prior to the Effective Time in their capacities as directors and officers of Chimerix or its subsidiaries (as applicable), with not less than the existing coverage in the aggregate and having other terms no less favorable than the existing policy. However, in lieu of maintaining such existing policy, Chimerix may (and if Chimerix does not, then Parent or Purchaser may) purchase a six-year “tail” policy to replace the Chimerix policy in effect as of the date of the Merger Agreement, subject to specified limitations.

Section 16 Matters

Pursuant to the Merger Agreement, Chimerix and the Board will take appropriate actions, to the extent necessary, prior to or as of the Offer Acceptance Time, to approve, for purpose of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition or cancellation of Shares, Company Options and/or Company RSUs in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act..

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of the Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Chimerix or any of its affiliates and any of the officers, directors or employees of Chimerix that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. As of the date of this Schedule 14D-9, the compensation committee of the Board has so approved by unanimous resolution.

(b) Arrangements with Purchaser, Parent, and their Affiliates.

Merger Agreement

On March 4, 2025, Chimerix, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (The Merger Agreement; Other Agreements) and the description of the conditions to the Offer contained in Section 15 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders of Chimerix with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on March 21, 2025 are incorporated herein by reference, and are not intended to provide any other factual information about Chimerix, Parent, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Chimerix to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any person as characterizations of the actual state of facts and circumstances of Chimerix at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Chimerix, Parent or Purchaser made in the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, this solicitation/recommendation statement on Schedule 14D-9, or other public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in parties’ public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Chimerix, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in other public filings with the SEC.

Mutual Non-Disclosure Agreement

Chimerix and Parent entered into a mutual non-disclosure agreement, dated December 19, 2024 (the “Non-Disclosure Agreement”). Under the terms of the Non-Disclosure Agreement, Chimerix and Parent agree that, subject to certain exceptions including the ability to make disclosure required by applicable law, any confidential and/or proprietary nature of information to be made available by each party to the other in connection with discussions or negotiations between the parties regarding a proposed business relationship will not be disclosed or used for any purpose other than in connection with such proposed business relationship. The Non-Disclosure Agreement includes a standstill provision effective for six (6) months from December 19, 2024, for the benefit of Chimerix, and permits Parent and its affiliates to confidentially approach Chimerix’s Board or the Chief Executive Officer during the standstill period. The standstill is subject to customary fall-away provisions. The foregoing summary is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference. On March 4, 2025, the Board unanimously determined to waive the standstill provision in the Non-Disclosure Agreement. See “Item 4—The Solicitation or Recommendation—Background of the Offer and the Merger.”

Exclusivity Agreement

Prior to signing the Merger Agreement, Chimerix and Parent entered into a letter agreement, dated March 4, 2025 (the “Exclusivity Agreement”), which provided for exclusive negotiations between Chimerix and Jazz until 11:59 p.m., Eastern time, on March 5, 2025.

The foregoing summary is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On March 4, 2025, the Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Chimerix and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Chimerix of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Chimerix tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions of the Merger Agreement.

Accordingly, and for the reasons described below under the section captioned “—Reasons for Recommendation”, the Board, on behalf of Chimerix, unanimously recommends that Chimerix’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

(i) Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among members of the Board, Chimerix’s representatives, Jazz’s representatives and other parties.

Chimerix is a clinical-stage biopharmaceutical company focused on developing imipridones as a potential new class of selective cancer therapies. Its lead product candidate, dordaviprone (“ONC201”), is in clinical development for H3 K27M-mutant diffuse glioma as its lead indication. With the support of the Board, Chimerix management regularly meets with other biotechnology and pharmaceutical companies regarding a variety of potential partnerships, licensing arrangements, joint ventures, collaborations and other strategic transactions. The Board also periodically evaluates Chimerix’s historical performance, future growth prospects and long-term strategic plan and considers various strategic opportunities available to Chimerix as well as ways to enhance shareholder value, including in light of the business, competitive, regulatory, financing and economic environment and developments in Chimerix’s industry. These reviews have included discussions as to whether Chimerix should continue to execute on its strategy as a stand-alone company, pursue various partnerships, collaborations or licensing arrangements, seek to raise additional capital or pursue a sale of the company.

On August 19, 2023, Chimerix entered into a confidentiality agreement with Party A, a global pharmaceutical company, in connection with exploratory discussions regarding potential licensing of rights to develop and commercialize ONC201 in certain ex-U.S. jurisdictions. The confidentiality agreement did not include a standstill provision. Following entry into the confidentiality agreement, Chimerix from time-to-time held discussions with Party A and shared non-public due diligence information with Party A in response to requests.

On July 1, 2024, following inbound interest in exploratory discussions regarding potential licensing of rights to develop and commercialize ONC201 in certain ex-U.S. jurisdictions, Chimerix entered into a confidentiality agreement with Party C, a European pharmaceutical company and thereafter shared limited non-public due diligence information with Party C. The confidentiality agreement included a standstill provision which was waived by Chimerix on March 4, 2025 to permit private proposals as further described below. Party C submitted a licensing proposal to Chimerix, as further described below, but did not express interest in pursuing an acquisition of Chimerix.

Beginning in September 2024, Chimerix shared limited non-public due diligence information pursuant to confidentiality agreements entered into with four pharmaceutical companies in connection with discussions regarding a potential strategic transaction involving Chimerix or rights to its programs. However, none of the four parties made a proposal regarding such a transaction to Chimerix, and each of the four parties either (i) ultimately communicated to Chimerix that they were not interested in pursuing a strategic transaction or (ii) did not meaningfully engage in the due diligence process after the entry into the confidentiality agreement and failed to actively prioritize further discussions with Chimerix. Two of the four confidentiality agreements included standstill provisions which were waived by Chimerix on March 4, 2025 to permit private proposals as further described below; the other two confidentiality agreements did not include standstill provisions.

On September 11, 2024, following inbound interest in exploratory discussions regarding a potential strategic transaction, Chimerix entered into a confidentiality agreement with Party B, a global biopharmaceutical company, and thereafter shared limited non-public due diligence information with Party B. The confidentiality agreement did not include a standstill provision.

On September 30, 2024, Party C submitted a proposal to Chimerix for a licensing transaction to develop and commercialize ONC201 in certain ex-U.S. jurisdictions.

On October 24, 2024, Tom Riga, Chimerix’s Chief Operating and Commercial Officer, and Sebastian Franzinger, Chimerix’s Senior Director, Business Development and Strategic Alliances, held a call with representatives of Party B during which the representatives of Party B confirmed interest in having further discussions regarding a potential strategic transaction.

On November 8, 2024, following discussions among management of Chimerix and Party A regarding Party A’s interest in a potential strategic transaction involving ONC201, Chimerix entered into a new confidentiality agreement with Party A which replaced the August 19, 2023 confidentiality agreement between the parties. The new confidentiality agreement included a standstill provision which was waived by Chimerix on March 4, 2025 to permit private proposals as further described below.

On November 14, 2024, following inbound interest in exploratory discussions regarding potential licensing of rights to develop and commercialize ONC201 in certain ex-U.S. jurisdictions, Chimerix entered into a confidentiality agreement with Party D, a specialty pharmaceutical company, and thereafter shared limited non-public due diligence information with Party D. The confidentiality agreement did not include a standstill provision. Party D submitted proposals to Chimerix for a licensing transaction to develop and commercialize ONC201 in certain ex-U.S. jurisdictions on multiple occasions, as further described below, but did not express interest in pursuing an acquisition of Chimerix.

On November 21, 2024, Michael Andriole, Chimerix’s President and Chief Executive Officer, and Mr. Riga had a conversation with Party A’s Chief Executive Officer of U.S. Operations and head of U.S. business development during which the representatives of Party A communicated that Party A would internally accelerate evaluation of a potential strategic transaction with Chimerix.

On November 25, 2024, Mr. Riga and Mr. Franzinger held a call with representatives of Party B during which the representatives of Party B expressed interest in continuing due diligence in connection with a potential strategic transaction with Chimerix.

On December 9, 2024, Chimerix publicly announced its plan to submit a complete New Drug Application (an “NDA”) seeking accelerated approval for ONC201 as a treatment for H3 K27M-mutant diffuse glioma before the end of 2024.

On December 11, 2024, following inbound interest in exploratory discussions regarding a potential acquisition of Chimerix, Chimerix entered into a confidentiality agreement with Party G, a biotechnology company, and thereafter shared limited non-public due diligence information with Party G. The confidentiality agreement did not include a standstill provision.

On December 12, 2024, Jazz’s Head of Corporate Development contacted Mr. Andriole and Mr. Riga to discuss the December 9, 2024 announcement regarding Chimerix’s plans to seek accelerated approval for ONC201 and Jazz’s interest in a strategic transaction involving ONC201.

Also on December 12, 2024, Mr. Riga and Mr. Franzinger held a call with representatives of Party B to discuss the December 9, 2024 announcement regarding Chimerix’s plans to seek accelerated approval for ONC201, during which call the representatives of Party B expressed interest in a potential acquisition of Chimerix. Following the call, Chimerix shared additional due diligence materials with Party B.

On December 16, 2024, Mr. Riga and Mr. Franzinger had an introductory call with members of Jazz’s corporate development team to discuss Jazz’s interest in a potential acquisition of Chimerix, during which it was discussed that the parties would sign a confidentiality agreement, begin the due diligence process and continue discussions regarding a potential acquisition at the upcoming 2025 J.P. Morgan Healthcare Conference.

On December 17, 2024, following inbound interest in exploratory discussions regarding a potential strategic transaction, Chimerix entered into a confidentiality agreement with Party E, an international biopharmaceutical company, and thereafter shared limited non-public due diligence information with Party E. The confidentiality agreement included a standstill provision which was waived by Chimerix on March 4, 2025 to permit private proposals as further described below.

On December 18, 2024 and December 19, 2024, the Board held a meeting, also attended by Chimerix management, an individual in his capacity as an observer and representative of the former shareholders of Oncoceutics, Inc. (the “Observer”) and representatives of Centerview Partners LLC, selected as Chimerix’s financial advisor based on its reputation and experience (“Centerview”), and Cooley LLP, Chimerix’s outside counsel (“Cooley”). Among other matters discussed during this regularly scheduled meeting, the Board reviewed with a representative of Centerview potential strategic options for Chimerix to pursue in the coming months in light of the anticipated commercial launch of ONC201, including a potential equity financing, a potential ex-U.S. licensing transaction for ONC201 and a potential acquisition of Chimerix, and strategic considerations and risks around each option. The Board agreed on a near-term strategic plan for Chimerix to progress multiple strategic options in parallel, including a potential ex-U.S. licensing transaction for ONC201, a potential equity financing of Chimerix and a potential strategic transaction.

On December 19, 2024, Party A submitted a written proposal (the “December 19 Party A Proposal”) to acquire ONC201 and related assets for an upfront payment of $350 million and a contingent payment of $100 million payable upon approval by the U.S. Food and Drug Administration (the “FDA”) of ONC201 for the treatment of H3K27M-mutant diffuse glioma. Following receipt of the December 19 Party A Proposal, Chimerix management communicated to representatives of Party A that the proposal was insufficient.

Also on December 19, 2024, Chimerix entered into a confidentiality agreement with Jazz and shared limited non-public due diligence information with Jazz.

On December 27, 2024, following inbound interest in exploratory discussions regarding a potential strategic transaction, Chimerix entered into a confidentiality agreement with Party F, a global pharmaceutical company, and thereafter shared limited non-public due diligence information with Party F. The confidentiality agreement did not include a standstill provision.

On December 31, 2024, representatives of Centerview and Party A’s financial advisor held a call to discuss the December 19 Party A Proposal and the feedback previously provided by Chimerix management. Representatives of Party A’s financial advisor requested additional due diligence information in order for Party A to submit an offer to acquire Chimerix.

On January 9, 2025, management of Chimerix and Party A held a call during which Chimerix management responded to due diligence questions.

On January 10, 2025, Mr. Riga and Mr. Franzinger held a call with representatives of Party D during which the representatives of Party D shared an outline of a proposal for a license of certain ex-U.S. rights to ONC201. Mr. Riga and Mr. Franzinger provided feedback that the outlined terms were insufficient and not competitive with Party C’s September 30, 2024 proposal.

On January 11, 2025, Party A submitted a written proposal (the “January 11 Party A Proposal”) to acquire Chimerix for (i) an upfront payment of $6.50 per share and (ii) one contingent value right (“CVR”) per share representing the right to receive a one-time payment of $1.50 upon FDA approval of ONC201 for H3 K27M-mutant diffuse glioma no later than June 30, 2027 and a one-time payment of $1.50 upon ONC201 achieving for the first time annual net sales exceeding $700 million in the U.S. no later than calendar year 2030.

Between January 13, 2025 and January 16, 2025, Chimerix management had discussions with multiple parties at the 2025 J.P. Morgan Healthcare Conference. On January 13, 2025, Mr. Andriole and Mr. Riga had a conversation with Jazz’s Chief Executive Officer and Chief Financial Officer and discussed Jazz’s interest in Chimerix, and Mr. Riga and Mr. Franzinger had a conversation with Jazz’s Senior Vice President of US Oncology and Senior Director of Corporate Development and discussed due diligence questions. On January 14, 2025, Chimerix management separately had conversations with management of Party D and Party C to discuss their continued interest in potential transactions involving a license of ex-U.S. rights to ONC201. Party D’s Chief Business Officer indicated that Party D would submit an increased offer intended to meet Chimerix’s expectations regarding a potential license of ex-U.S. rights to ONC201. On January 14, 2025, Chimerix management had conversations with executive management of Party F, Party G and Party E to discuss their interest in a potential acquisition of Chimerix. Also on January 14, 2025, Chimerix management had a conversation with executive management of Party B during which Party B’s Chief Business Officer expressed strong interest in a potential acquisition of Chimerix. On January 16, 2025, Mr. Andriole and Mr. Riga had a conversation with Party A’s Chief Executive Officer of U.S. Operations and head of M&A to discuss Party A’s interest in Chimerix and process regarding a potential acquisition.

On January 21, 2025, representatives of Party G communicated to representatives of Chimerix that Party G would not continue discussions regarding a potential acquisition of Chimerix on the belief that Party G would not be able to compete with other interested parties.

Also on January 21, 2025, representatives of Centerview and Party F held a call at the request of Party F. Party F inquired whether a proposal to acquire Chimerix for a value around $5.00 per share would be attractive to Chimerix and noted that it would be challenging for Party F to submit a proposal at a value above this level, based on Party F’s view of ONC201’s addressable market size and likelihood of approval. Centerview noted that Chimerix had received a proposal at a value meaningfully above $5.00 from another party, but that it would share Party F’s feedback with the Board.

On January 22, 2025, the Board held a meeting, also attended by Chimerix management, the Observer and representatives of Centerview and Cooley. The Board reviewed with management the status of strategic discussions undertaken by Chimerix since the Board meeting held on December 18, 2024 and December 19, 2024, including ongoing discussions regarding a potential ex-U.S. licensing transaction for ONC201, a potential equity financing of Chimerix and a potential strategic transaction. The Board then reviewed with management and representatives of Centerview the terms of the January 11 Party A Proposal, the preliminary, draft unaudited financial projections for fiscal years 2025 through 2046 prepared by management (which are summarized under the caption “Preliminary Projections” in the section below captioned “—Certain Financial Projections”) and strategic considerations around potential responses to Party A and engagement with other potentially interested parties. Following discussion, the Board instructed management to engage in discussion of indicative transaction terms with Party A in a manner reasonably designed to meaningfully increase the economic value and certainty of the January 11 Party A Proposal, with a view toward promoting a process whereby the likelihood of soliciting alternative offers from other potential counterparties could be increased as a result of having an improved non-binding indication from Party A.

On January 23, 2025, consistent with the Board’s direction, Centerview communicated to Party A’s financial advisor that the Board viewed the January 11 Party A Proposal as insufficient.

Also on January 23, 2025, Mr. Riga and Mr. Franzinger held a call with a representative of Party E during which the representative communicated that Party E remained interested in continuing due diligence.

On January 26, 2025, Party A’s financial advisor called representatives of Centerview and communicated that Party A planned to submit a revised acquisition proposal later that day.

Later on January 26, 2025, Party A submitted a revised written proposal (the “January 26 Party A Proposal”) to acquire Chimerix on the same terms as the January 11 Party A Proposal, except that the deadlines to achieve the milestones triggering payment under the CVRs were removed and the proposal’s assumptions concerning Chimerix’s fully diluted capitalization had been updated to reflect information provided by Chimerix.

On January 28, 2025, Mr. Franzinger held a call with a representative of Party F during which the representative communicated that Party F was no longer interested in pursuing a transaction with Chimerix due to perceived risks around Chimerix’s ongoing Phase 3 ACTION Study.

Also on January 28, 2025, Chimerix senior management held a due diligence call with representatives of Party E.

On January 29, 2025, Mr. Riga and Mr. Franzinger held a call with Party B management during which Party B management expressed continued interest in a potential acquisition of Chimerix but expressed concerns about Party B’s ability to justify a premium over the current share price.

On January 30, 2025, Chimerix management held a call with representatives of Party A, during which call Chimerix management communicated that the January 26 Party A Proposal was insufficient.

Also on January 30, 2025, a representative of Party E called Mr. Andriole to communicate that Party E was no longer interested in pursuing a transaction with Chimerix due to Party E’s challenges in assessing risk in neuro-oncology.

Also on January 30, 2025, Party D submitted a written proposal to license ex-U.S. commercial rights to ONC201 which represented an improvement to the proposal outlined by Party D during the January 10, 2025 call.

On February 5, 2025, representatives of Jazz communicated to Chimerix management that Jazz planned to submit an acquisition proposal.

On February 6, 2025, Jazz submitted a written proposal (the “February 6 Jazz Proposal”) to acquire Chimerix for (i) an upfront payment of $5.50 per share and (ii) one contingent value right (“CVR”) per share representing the right to receive one-time payments of $1.00 upon FDA approval of ONC201, $0.25 upon receipt of pricing or reimbursement approval in at least three of the five major European markets and $1.50 upon the achievement of global net sales of ONC201 in excess of $500 million in a calendar year.

Also on February 6, 2025, management of Chimerix and Party B held a discussion, during which Party B management communicated that Party B would not submit an acquisition proposal due to an inability to justify a premium to the current share price.

On February 8, 2025, Mr. Andriole and Jazz’s Chief Executive Officer held a call during which Mr. Andriole communicated that the February 6 Jazz Proposal was insufficient but that Chimerix would grant access to further due diligence materials in order for Jazz to increase its offer.

Between February 8, 2025 and February 27, 2025, Chimerix management held multiple due diligence calls with representatives of Party A and Jazz.

On February 9, 2025, a draft merger agreement and form of CVR agreement were provided to Jazz and Party A in the virtual data room managed by Chimerix.

On February 10, 2025, the Board held a meeting, also attended by Chimerix management and representatives of Centerview, Cooley and Skadden, Arps, Slate, Meagher & Flom LLP, Chimerix’s outside M&A counsel (“Skadden”), to discuss the status of ongoing discussions relating to a potential ex-U.S. licensing transaction for ONC201, a potential equity financing and/or potential acquisition of Chimerix, including the January 26 Party A Proposal and the February 6 Jazz Proposal. A representative of Centerview discussed with the Board sending a process letter to Party A and Jazz in order to provide certainty to and align the timeframes for both parties to engage in confirmatory due diligence and deliver a best and final offer for a potential acquisition of Chimerix, including a markup of transaction documents, by early March. A representative of Skadden discussed the fiduciary duties of the Board in connection with the review and evaluation of a potential strategic transaction involving the Company. Following discussion, the Board instructed Centerview to proceed with sending the process letter to Party A and Jazz.

Also on February 10, 2025 Chimerix management separately held due diligence calls with management of Party A and Party C.

On February 11, 2025, consistent with the Board’s instructions, representatives of Centerview delivered a process letter to Party A and Jazz with instructions to submit best and final offers by 12:00 pm ET on March 3, 2025 and to send Chimerix’s legal counsel a revised draft of the merger agreement by 10:00 am ET on February 26, 2025, and a further revised draft incorporating feedback from Chimerix’s legal counsel with the best and final offers on March 3, 2025.

On February 12, 2025, Mr. Riga had a conversation with Jazz’s Senior Director of Corporate Development to discuss Jazz’s ongoing evaluation of a potential transaction with Chimerix.

On February 13, 2025, Party A’s financial advisor confirmed during a call with representatives of Centerview that Party A would be in a position to submit a best and final offer in accordance with the timing outlined in the process letter.

On February 14, 2025, Mr. Andriole separately called the Chief Executive Officers of Jazz and a senior executive of Party A to communicate that the FDA had accepted the NDA filing for review with priority review status.

On February 15, 2025, Mr. Riga had a conversation with Party A’s head of M&A to discuss specific aspects of the January 26 Party A Proposal in advance of a potential final bid from Party A.

On February 18, 2025, Chimerix publicly announced that the FDA accepted its new drug application seeking accelerated approval for ONC201 as a treatment for patients with recurrent H3 K27M-mutant diffuse glioma, and that the application was granted priority review and assigned a Prescription Drug User Fee Act target action date of August 18, 2025.

On February 19, 2025, the Board held a meeting, also attended by Chimerix management, the Observer and representatives of Centerview, Cooley and Skadden, to discuss the status of ongoing discussions relating to a potential ex-U.S. licensing transaction for ONC201, a potential equity financing and/or potential acquisition of Chimerix, among other matters. The Board reviewed with Chimerix management the business case for ONC201, along with the associated risk sensitivities, including revenue forecasts, regulatory and timing plans, operational strategies and financial risks. The Board discussed written disclosure provided by Centerview regarding its relationships with Party A and Jazz and determined there were no relationships disclosed that caused any concern to the Board regarding the engagement of Centerview as the Company’s financial advisor in connection with a potential strategic transaction. Following this discussion, the Board delegated authority to the Audit Committee of the Board to oversee and approve the engagement of Centerview as financial advisor to Chimerix in connection with a potential strategic transaction. A representative of Skadden discussed the fiduciary duties of the Board in connection with the review and evaluation of a potential strategic transaction involving Chimerix. The Board agreed to schedule another meeting in the coming week to continue to prepare for the review and discussion of acquisition offers anticipated to be received in early March, including requesting an opportunity to review preliminary financial analyses with risk sensitivities for ONC201.

On February 21, 2025, an initial draft of the disclosure schedules to the merger agreement was provided to Jazz and Party A in the virtual data room managed by Chimerix.

On February 25, 2025, representatives of Centerview held a call with representatives of Jazz and its financial advisor during which call Jazz confirmed its intention to a submit a final bid on the timeline outlined in the process letter.

Also on February 25, 2025, the Board held a meeting, also attended by the Observer and representatives of Cooley and Skadden, to provide an opportunity for further discussion in advance of the Board’s consideration of acquisition proposals anticipated to be received in the coming days. The Board reviewed preliminary financial analyses that had been requested by the Board to facilitate discussion of the business case and associated risk sensitivities for ONC201 based in part upon preliminary, draft unaudited financial projections for fiscal years 2025 through 2046 that reflected certain changes to the preliminary financial projections reviewed by the Board during the January 22, 2025 meeting (which changes are summarized in the section below captioned “—Certain Financial Projections”). A representative of Skadden discussed the fiduciary duties of the Board in connection with its consideration of a potential strategic transaction.

Also on February 26, 2025, outside counsel to each of Jazz and Party A sent markups of the merger agreement and form of CVR agreement to Skadden and Cooley. Between February 26, 2025 and March 3, 2025, representatives of Skadden, Cooley and outside counsel to each of Jazz and Party A exchanged drafts of the merger agreement and other transaction documents and held multiple calls to negotiate key issues in the drafts. The key issues negotiated in the draft merger agreements and other transaction documents included the parties’ obligations to seek regulatory approvals for the transaction, the regulatory approvals and other conditions to closing, the ability of the Board to change its recommendation in circumstances other than a superior proposal, the non-solicitation provisions that prohibit Chimerix from soliciting and negotiating with third parties to enter into an agreement for an alternative business combination transaction and the related termination rights and termination fee payable by Chimerix in such instances, the treatment of employee equity awards and the formulation of the milestone triggers in the CVR agreements.

Also on February 26, 2025, Mr. Andriole and Mr. Riga had a conversation with Party D management to discuss a potential licensing of rights to develop and commercialize ONC201 in certain ex-U.S. jurisdictions.

On February 28, 2025, the Audit Committee of the Board approved the engagement of Centerview as Chimerix’s financial advisor.

Also on February 28, 2025, Mr. Andriole had a conversation with Party A’s Chief Executive Officer and Chief Executive Officer of U.S. operations during which Party A’s Chief Executive Officer conveyed Party A’s interest in Chimerix and discussed the structure of Party A’s potential proposal.

Also on February 28, 2025, Chimerix held a due diligence call with representatives of Party C in connection with ongoing discussions regarding a potential licensing of rights to develop and commercialize ONC201 in certain ex-U.S. jurisdictions.

On March 1, 2025, representatives of Chimerix and Party A held a due diligence call to address outstanding due diligence topics in advance of the final bid deadline.

On March 1, 2025, representatives of Centerview and the Chief Financial Officer of Jazz held a call to discuss the upcoming final bid deadline, including timing expectations for the Board’s review of final bids, the selection of a winning bidder and the announcement of a potential transaction.

On March 3, 2025, Jazz submitted a written proposal (the “Final Jazz Proposal”) to acquire Chimerix for $8.55 per share in all cash. The Final Jazz Proposal included a request for Jazz and Chimerix to enter into an exclusivity agreement while the parties worked towards finalizing a definitive merger agreement.

Also on March 3, 2025, Party A submitted a written proposal (the “Final Party A Proposal”) to acquire Chimerix for (i) an upfront payment of $7.50 per share and (ii) one CVR per share representing the right to receive a one-time payment of $2.00 payable if ONC201 received full approval by the FDA prior to August 31, 2032. The CVR would not be payable if the primary endpoint of Chimerix’s ongoing Phase 3 ACTION Study was not achieved or if Chimerix received a complete response letter from the FDA.

On the evening of March 3, 2025, the Board held a meeting, also attended by the Observer and representatives of Centerview, Cooley and Skadden, to discuss the Final Jazz Proposal and the Final Party A Proposal. A representative of Centerview reviewed with the Board the two proposals, including a comparison of the key terms and a review of how the proposals had evolved over time. Utilizing assumptions provided by Chimerix management, Centerview calculated an illustrative risk-adjusted net present value of the CVR included in the Final Party A Proposal of $0.51 per share. A representative of Skadden discussed the fiduciary duties of the Board in connection with the review and evaluation of a potential strategic transaction involving the Company. Representatives of Centerview then reviewed with the Board an updated version of the preliminary financial projections prepared by management (summarized under the caption “Management Projections” in the section below captioned “—Certain Financial Projections”) and reflecting certain changes, including, among others, (i) to account for the impact of achieving an ACTION readout for ONC201 on a later timeline than initially expected, (ii) to account for the impact of a loss of product exclusivity for ONC201 in 2039 instead of 2038 due to an assumed patent term reinstatement for one additional year for Chimerix’s longest dated ONC201 patent, and (iii) to include the forecasted risk-adjusted, after-tax unlevered free cash flows of Chimerix for fiscal years 2025 through 2046. Representatives of Centerview also reviewed with the Board the financial analyses conducted by Centerview, including the assumptions made, procedures followed, matters considered and qualifications and limitations. Representatives of Skadden and Cooley then reviewed with the Board the material terms of the draft merger agreements and related transaction documents with Jazz and Party A. The Board then discussed the compensation arrangements recommended by the Compensation Committee and proposed to be requested from the bidders including, for Chimerix’s senior executive officers, “gross ups” of potential “excess parachute payment” taxes imposed by Sections 280G and 4999 of the Code (for a summary of these matters affecting executive officers, please see the section of this proxy statement titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Chimerix and its Executive Officers, Directors and Affiliates”). After discussion of the Final Jazz Proposal and the Final Party A Proposal, the Board directed Centerview to inform Jazz that it was the winning bidder, subject to finalizing negotiations on the merger agreement and related transaction documents, and to inform Party A that it was not the winning bidder. The Board directed Chimerix management to enter into a short-term exclusivity arrangement with Jazz, if requested by Jazz, in the event that Party A did not indicate a willingness to improve its proposal by the following day.

Following the Board meeting on March 3, 2025, consistent with the Board’s instructions, a representative of Centerview communicated to a representative of Party A that Party A was not the winning bidder. A representative of Centerview then communicated to a representative of Jazz that Jazz was the winning bidder, subject to finalizing negotiations on the merger agreement and related transaction documents, including the compensation arrangements discussed at the Board meeting.

On the morning of March 4, 2025, a representative of Party A called a representative of Centerview to discuss the feedback delivered the previous evening, but the representative of Party A did not indicate that Party A intended to submit a revised proposal. As of the date of this Schedule 14D-9, Chimerix did not receive any further proposals from Party A following the Final Party A Proposal.

Later on March 4, 2025, Chimerix entered into an exclusivity agreement with Jazz providing for an exclusivity period ending at 11:59 pm ET on March 5, 2025. Following execution of the exclusivity agreement, Skadden, Cooley and outside counsel to Jazz worked to finalize the merger agreement and related transaction documents.

On the afternoon of March 4, 2025, the Board held a meeting, also attended by the Observer and representatives of Centerview, Skadden and Cooley. Representatives of Centerview updated the Board on the interactions with Jazz and Party A following the March 3, 2025 Board meeting. Representatives of Skadden and Cooley summarized the changes to the merger agreement and related transaction documents that resulted from the final negotiations with Jazz, including certain modifications and adjustments to the compensation related items discussed with the Board during the March 3, 2025 Board meeting, including imposing an aggregate cap of $2.1 million on “gross ups” for senior executive officers. Representatives of Centerview reviewed with the Board Centerview’s financial analysis of the cash consideration of $8.55 per Share to be paid in the Offer and the Merger (the “Consideration”), and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 4, 2025 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see the section of this Solicitation/Recommendation Statement on Schedule 14D-9 captioned “— Opinion of Centerview Partners LLC.” After further discussion, including a discussion regarding the various factors described under the caption “— Reasons for the Recommendation,” the Board unanimously (1) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of Chimerix and its stockholders, (2) declared it advisable for Chimerix to enter into the Merger Agreement, (3) approved the execution, delivery and performance by Chimerix of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (4) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (5) resolved to recommend that the stockholders of Chimerix accept the Offer and tender their shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions in the Merger Agreement. In addition, the Board unanimously determined to waive the standstill provisions in the confidentiality agreements referenced in the preceding paragraphs to the extent necessary to permit a confidential proposal to the Board or the Chief Executive Officer of Chimerix regarding a strategic transaction with Chimerix.

On the evening of March 4, 2025, Chimerix, Jazz, and Purchaser executed the Merger Agreement. On March 5, 2025, Chimerix and Jazz issued a joint press release announcing the execution of the Merger Agreement.

(ii) Reasons for Recommendation

The Board carefully considered the Offer, the Merger and the Transactions, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below when reaching its recommendation that Chimerix stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (which factors and reasons are not necessarily presented in order of relative importance).

•	Financial Terms of the Offer & Certainty of Value. The Board considered the aggregate potential value and form of the consideration to be received in the Offer and the Merger by Chimerix’s stockholders, and considered factors including:

o	the fact that the Offer Price to be received upon consummation of the Offer and the Merger represents:

▪	(i) an approximately 70% premium over the closing price per Share on March 3, 2025, the last full trading day prior to the execution of the Merger Agreement;

▪	(ii) an approximately 89% premium over the volume weighted average price of the Shares during the preceding 30-day trading period ending on March 3, 2025, the last full trading day prior to the execution of the Merger Agreement;

▪	(iii) an approximately 63% premium over the highest trading closing price over a 52-week period as of March 3, 2025, the last full trading day prior to the execution of the Merger Agreement; and

▪	(iii) an approximately 1009% premium over the lowest trading closing price over a 52-week period as of March 3, 2025, the last full trading day prior to the execution of the Merger Agreement;
o	the current and historical market prices of the Shares, including the market performance of the Shares relative to general market indices, the fact that Chimerix’s NDA for accelerated approval is pending and has not yet been approved, the fact that Chimerix’s Phase 3 ACTION study of dordaviprone in patients who harbor the H3 K27M-mutation is still ongoing and the risks, challenges and uncertainties associated with continued development and regulatory approval efforts for dordaviprone, and the general downturn among stock prices among biopharmaceutical companies;

o	the Board’s assessment that Chimerix’s standalone strategy was not reasonably likely to present opportunities for creating greater value for Chimerix’s stockholders than the Offer Price, taking into account the timeframe on which such value would be realized and the risks associated with the execution of that strategy including risks associated with the NDA for accelerated approval, the Phase 3 ACTION Study, and the commercialization of dordaviprone on a standalone basis;

o	the Board’s belief that (i) there was substantial risk of losing Parent’s offer of $8.55 per Share if Chimerix continued to pursue a higher price and (ii) based on the conversations and negotiations with Parent through the date of the Merger Agreement, the Offer Price of $8.55 per Share represented the highest price Parent was willing to pay and the highest price reasonably obtainable by Chimerix under the circumstances, as described in more detail above under “—Background of the Offer and the Merger”;

o	that, following the consideration of potential strategic alternatives, including the possibility of exploring additional licensing and collaboration opportunities, the Board determined that none of the possible alternatives were reasonably likely to present superior opportunities for Chimerix to create greater value for Chimerix’s stockholders;

o	the fact that a number of other strategic parties that had been contacted with respect to a potential acquisition of Chimerix or who otherwise had prior discussions with Chimerix were unwilling to move forward with Chimerix regarding a potential transaction on terms that were, in the Board’s view, superior to Parent’s proposal, and the Board’s belief that any third party who would have been interested in exploring a transaction with Chimerix had already been contacted by Centerview or Chimerix or would have been motivated to approach Chimerix;

o	the fact that the Offer Price is payable solely in cash, which allows Chimerix’s stockholders to realize immediate and certain value in respect of their Shares, especially when viewed against the internal and external risks and uncertainties associated with Chimerix’s standalone strategy, including risks of executing of that strategy including risks associated with the Phase 3 ACTION Study, obtaining accelerated approval and confirmatory approval for dordaviprone, and the potential impact of such risks and uncertainties on the trading price of the Shares; and

o	the oral opinion of Centerview rendered to the Board on March 4, 2025, which was subsequently confirmed by delivery of a written opinion dated March 4, 2025 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of Centerview Partners LLC”. The full text of the written opinion of Centerview, dated March 4, 2025, has been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

•	Likelihood and Speed of Consummation of the Offer and the Merger. The Board considered the likelihood that the Transactions will be consummated in a timely manner, including:

o	the financial strength of Parent and its ability to fund the Offer Price with available cash;

o	the absence of any financing condition in the Merger Agreement;

o	the business reputation and capabilities of Parent, including Parent’s track record of successfully completing merger and acquisition transactions;

o	the likelihood of obtaining required regulatory approvals;

o	the fact that the limited nature of the conditions to Parent’s obligations to consummate the Offer and the Merger, including the definition of “Material Adverse Effect” in the Merger Agreement that excludes various events, occurrences, circumstances, changes or effects generally affecting the industry in which Chimerix operates or in the economy generally or other general business, financial or market conditions, are specifically excluded from the determination of whether a material adverse effect has occurred that otherwise would permit Parent to elect not to consummate the Offer, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase;

o	the fact that Parent has agreed to commence the Offer as promptly as practicable after the date of the Merger Agreement but in no event later than March 24, 2025, and that Parent and Chimerix have both agreed to use their respective reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under the antitrust laws, subject to certain exceptions set forth in the Merger Agreement; and

o	the structure of the Transactions as an all-cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before Chimerix’s stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

•	Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Merger Agreement in Order to Accept a Superior Acquisition Proposal. The Board considered the following:

o	Chimerix’s right, subject to certain conditions, to respond to and negotiate unsolicited bona fide written acquisition proposals that are made on or after March 4, 2025 and prior to the time that the Offer is consummated;

o	the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited bona fide written superior acquisition proposal, subject to payment of a termination fee of $35,000,000, which amount the Board believed to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals;

o	the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that Chimerix’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with an unsolicited bona fide written superior acquisition proposal or development constituting an Intervening Event (as defined in the Merger Agreement);

o	the provision in the Merger Agreement requiring Parent to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

o	the availability of statutory appraisal rights to the stockholders of Chimerix who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

•	Risks Relating to Remaining a Standalone Company. The Board considered Chimerix’s prospects and risks if Chimerix were to remain an independent company. The Board considered Chimerix’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on Chimerix’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Board were:

o	the challenges associated with designing and conducting future clinical trials for dordaviprone or any future product candidates, the outcomes of which are inherently uncertain and may not support regulatory approval, and the business’s substantial dependence on the successful clinical development and regulatory approval of its product candidates, as well as other risks associated with product development, regulatory approval and commercialization described below under “— Product Development and Commercialization Risks”;

o	the fact that Chimerix will continue to incur significant losses for the foreseeable future and may not be able to achieve or maintain profitability;

o	that positive operational performance by companies with similar market capitalization to Chimerix in the biopharmaceutical industry has not necessarily translated into increased stockholder value for such companies;

o	the challenges faced by the biopharmaceutical industry, which could impact material growth in Chimerix’s core businesses, including current and potential future competition, macroeconomic trends and the fact that the industry is subject to complex regulatory and political regimes and evolving pricing environment, particularly with respect to generating revenue and profitability in light of the increasing scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals;

o	the current state of the U.S. and global economies, including the recent downward trend in the biopharmaceutical financial markets, U.S. trade policies and tariffs; increased inflation and volatility resulting from escalating political and global trade tensions, and the current and potential impact in both the near term and long term on the biopharmaceutical industry and the future commercialization efforts required if any of Chimerix’s product candidates are approved for sale;

o	the challenges associated with Chimerix’s need for additional capital to support pivotal trials, including the difficult financing environment for biopharmaceutical companies, the uncertainty that Chimerix would be able to raise sufficient cash to fund its business, and the potential dilutive impact any financing would have on Chimerix’s stockholders;

o	the anticipated benefits of the sale of Chimerix’s TEMBEXA program and related assets may not be realized fully or at all or may take longer to realize than expected;

o	the fact that in the past Chimerix has not met, and may in the future not comply with all applicable requirements of Nasdaq, and if Nasdaq determines to delist Chimerix’s common stock, the delisting could adversely affect the market liquidity of Chimerix’s common stock and the market price of Chimerix’s common stock could decrease; and

o	the various additional risks and uncertainties that are set forth in Part I, Item 1A. of the Form 10-K, as updated by Chimerix’s subsequent filings with the SEC.

•	Product Development and Commercialization Risks. The Board assessed Chimerix’s prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in Chimerix’s business, including the fact that:

o	all of Chimerix’s product candidates are still under clinical development and may not obtain regulatory approval or be successfully commercialized;

o	Chimerix may be unable to obtain, or may be delayed in obtaining, accelerated approval for dordaviprone, on or before the Federal Drug Administration’s (the “FDA”) assigned Prescription Drug User Fee Act, dated as of August 18, 2025;

o	Chimerix depends on the successful completion of clinical trials for its product candidates, including dordaviprone, and positive clinical results obtained for Chimerix’s product candidates in prior clinical studies may not be repeated in future clinical studies;

o	delays in clinical trials are common and have many causes, and any delay could result in increased costs to Chimerix and jeopardize or delay Chimerix’s ability to obtain regulatory approval and commence product sales;

o	Chimerix’s product candidates may cause adverse effects or have other properties that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance;

o	after the completion of Chimerix’s clinical trials, Chimerix cannot predict whether or when Chimerix will obtain regulatory approval to commercialize any of its product candidates and Chimerix cannot, therefore, predict the timing of any future revenue from any of its product candidates, including dordaviprone;

o	failure by Chimerix or third-party collaborators to successfully develop, validate and obtain regulatory approval for companion diagnostics for use by oncologists could harm Chimerix’s ability to develop and commercialize dordaviprone;

o	the FDA may determine that dordaviprone or any of Chimerix’s other product candidates, even if approved for the designated rare pediatric disease prior to September 30, 2026, do not meet the eligibility criteria for a priority review voucher;

o	following regulatory approval for any of Chimerix’s product candidates, including dordaviprone, Chimerix will still face extensive regulatory requirements and its products may face future development and regulatory difficulties;

o	Chimerix may never obtain approval for or commercialize any of its products outside of the United States, nor does approval of any of its products outside the United States mean Chimerix will ever obtain approval for or commercialize any of its products inside the United States, all of which could limit Chimerix’s ability to realize their full market potential;

o	coverage and adequate reimbursement may not be available for dordaviprone, or any of Chimerix’s other current or future product candidates, which could make it difficult for Chimerix to sell profitably, if approved;

o	Chimerix’s relationships with investigators, health care professionals, consultants, third-party payers, and customers may be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose Chimerix to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings; and

o	recently enacted and future legislation may increase the difficulty and cost for Chimerix to obtain marketing approval of and commercialize its product candidates and affect the prices Chimerix may obtain.

The Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following, which are not presented in any relative order of importance:

•	the fact that Chimerix would no longer exist as an independent, publicly traded company, and stockholders would no longer participate in any future earnings or growth and would not benefit from any potential future appreciation in value of Chimerix;

•	the fact that the pendency of the Merger may cause Chimerix to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with Chimerix or as a result of certain restrictions on the conduct of Chimerix’s business imposed by pre-closing covenants in the Merger Agreement, and the effect of such disruptions on Chimerix’s operating results in the event that the Transactions are not consummated in a timely manner;

•	the potential risk of diverting management attention and resources from the operation of Chimerix’s business and towards completion of the Offer and the Merger;

•	the interests of Chimerix’s executive officers and directors and the fact that Chimerix’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Chimerix’s stockholders, generally, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between Chimerix and its Executive Officers, Directors and Affiliates”;

•	the costs involved in connection with entering into and completing the Transactions and related actions;

•	the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior acquisition proposal) on the trading price of the Shares, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Chimerix, (ii) the possibility that the marketplace would consider Chimerix to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement;

•	Chimerix’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Merger;

•	Chimerix’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

•	the effect of the non-solicitation provisions of the Merger Agreement that restrict Chimerix’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Chimerix, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Chimerix will be required to pay a termination fee of $35,000,000, which could discourage certain alternative proposals for an acquisition of Chimerix within twelve (12) months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

•	the fact that the gain realized by Chimerix’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•	the effect of the restrictions in the Merger Agreement on the conduct of Chimerix’s business prior to the consummation of the Merger, which may delay or prevent Chimerix from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action Chimerix would otherwise take with respect to the operations of Chimerix absent the pending Merger;

•	the fact that the completion of the Offer and the Merger will require certain antitrust clearance, which clearance could subject the completion of the Offer and the Merger to unforeseen delays and risks;

•	the unlikely possibility that Parent will be unable to pay the Offer Price;

•	the risk of litigation arising in respect of the Transactions; and

•	other risks of the type and nature as further described below under “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements,” and “—Additional Information and Where to Find It.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Chimerix and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Chimerix of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Chimerix tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

The foregoing discussion of the Board’s reasons for its recommendation that Chimerix’s stockholders tender their Shares to Purchaser pursuant to the Offer addresses the information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Board made its determinations and recommendations based on the totality of the information presented to it, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of Chimerix’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between Chimerix and its Executive Officers, Directors and Affiliates.”

(iii) Certain Financial Projections

Chimerix does not, as a matter of course, regularly prepare long-range projections or publicly disclose forecasts or internal projections as to future performance, revenues, earnings or other results of operations due to, among other reasons, the inherent unpredictability of the underlying assumptions and projections.

However, in January 2025, in connection with the Board’s review of potential strategic alternatives, Chimerix senior management, at the direction of the Board, prepared preliminary, draft unaudited financial projections for fiscal years 2025 through 2046 (the “Preliminary Projections”), without giving effect to the Transactions, to assist the Board’s strategic review and evaluation of Chimerix’s intrinsic value as a standalone company.

Following that time, the Board and Chimerix senior management continued to discuss the various assumptions reflected in the Preliminary Projections. As a result of these discussions, the Preliminary Projections were revised to reflect certain changes. At the meeting of the Board held on February 25, 2025, the Board reviewed with Chimerix management and Centerview certain preliminary financial analyses based in part upon preliminary, draft unaudited financial projections for fiscal years 2025 through 2046 that reflected certain changes to the Preliminary Projections, including, among others: (i) a reduction in the assumption of the sales price for ONC206 to account for the anticipated impact on ONC206 of the announcement of the FDA’s priority review of a supplemental new drug application from a large biopharmaceutical company seeking approval of a drug candidate that could be viewed as a competing treatment to ONC206; (ii) a reduction in the probability of success for ONC206 based on review of certain market and empirical data and scientific literature with respect to the likelihood of receiving FDA approval for product candidates that remain in Phase I dose escalation trials; and (iii) an assumed partnership for ONC201 in certain territories outside of the United States occurring in 2026 instead of 2025. The Preliminary Projections as so revised as of this meeting were provided to the Board only on a non-risk-adjusted basis. The Board and Chimerix senior management then further discussed the various assumptions reflected in the Preliminary Projections and, as a result of these discussions, the Preliminary Projections were subsequently further revised to reflect certain additional changes (as so revised, the “Management Projections”), including, among others: (i) to account for the impact of achieving an ACTION readout for ONC201 on a later timeline than initially expected; (ii) to account for the impact of a loss of product exclusivity for ONC201 in 2039 instead of 2038 due to an assumed patent term reinstatement for one additional year for Chimerix’s longest dated ONC201 patent; and (iii) to include the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company for fiscal years 2025 through 2046.

The Preliminary Projections and the Management Projections (each, the “Projections”) reflect estimates and assumptions made by Chimerix senior management including, but not limited to, with respect to product launch years, clinical study findings and developments, loss of exclusivity, probability of success, general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Chimerix’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on Chimerix’s business and its results of operations. The Projections were developed solely using the information available to Chimerix senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include: (i) the ability to generate revenue for ONC201, ONC206 and Chimerix’s other pipeline assets; (ii) the ability to obtain regulatory approval for ONC201, ONC206 and Chimerix’s pipeline assets; (iii) the effect of regulatory actions, including the impact on product launch years; (iv) the effectiveness of Chimerix’s commercial execution; (v) the decisions of actual and potential third-party partners; (vi) Chimerix’s ability to partner and the terms of any such partnering transactions; (vii) the success of clinical testing and development, manufacturing and supply availability; (viii) patent life and other rights or exclusivity; (ix) the effect of global economic conditions and increases in regulatory oversight; and (x) other risk factors described in the Form 10-K, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K.

The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is highly speculative. The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that Chimerix or anyone who received the Projections then considered, or now considers, the Projections to be predictive of actual future events, and this information should not be relied upon as such. Chimerix senior management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.

None of Chimerix, Jazz or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of Chimerix relative to the Projections. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Offer and the Merger are completed. In addition, the Projections may be affected by Chimerix’s ability to achieve strategic goals, objectives and targets over the application period. The Projections generated solely for internal use and were not prepared with a view toward public disclosure or toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Chimerix’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Solicitation/Recommendation Statement on Schedule 14D-9 does not constitute an admission or representation of Chimerix that the Projections or the information contained therein is material. Except as required by applicable law, neither Chimerix nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term). These considerations should be taken into account if evaluating the Projections, which were prepared as of an earlier date. The Projections are forward-looking statements.

CHIMERIX DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE RESPECTIVE DATES WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE NO LONGER APPROPRIATE.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Chimerix in its public filings with the SEC. The Projections were developed by Chimerix senior management on a standalone basis without giving effect to the Transactions, including the Offer and the Merger, and therefore the Projections do not give effect to the proposed Transactions, including the Offer and the Merger, or any changes to Chimerix’s operations or strategy that may be implemented after the consummation of the Transactions, including the Offer and the Merger, including any costs incurred in connection with the proposed Transactions, including the Offer and the Merger. Furthermore, the Projections do not take into account the effect of any failure of the proposed Transactions, including the Offer and the Merger, to be completed and should not be viewed as accurate or continuing in that context.

The Projections contain non-GAAP financial measures including EBIT and Unlevered Free Cash Flow. Chimerix’s senior management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of Chimerix. A material limitation associated with the use of the above non-GAAP financial measures is that they are not calculated in accordance with GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. The Projections were not prepared with a view toward compliance with published SEC guidelines, guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts, or GAAP. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Furthermore, there are limitations inherent in the above non-GAAP financial measures, including because they are not calculated in accordance with GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. EBIT and Unlevered Free Cash Flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. In certain circumstances, including those applicable to the Projections, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the financial measures included in the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Board or Centerview. In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The reports of Chimerix’s independent registered public accounting firm included in the Form 10-K relate solely to the historical financial information of Chimerix. Such reports do not extend to the Projections and should not be read to do so.

The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender their Shares pursuant to the Offer, but instead are being included because the Projections were provided to the Board to evaluate the Transactions, including the Offer and the Merger, and also to Centerview for purposes of its financial analyses and opinion. The Projections should not be relied upon or construed as financial guidance. The Projections may differ from publicly available analyst estimates, and the Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions, including the Offer and the Merger.

The Projections were developed for Chimerix on a standalone basis without giving effect to the Transactions (including the Offer and the Merger), and therefore the Projections do not give effect to the Transactions (including the Offer and the Merger), or any changes to Chimerix's operations or strategy that may be implemented after the consummation of the Transactions (including the Offer and the Merger), including potential synergies to be realized as a result of the Transactions (including the Offer and the Merger), or to any costs incurred in connection with the Transactions (including the Offer and the Merger). Furthermore, the Projections do not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed as accurate or continuing in that context.

In light of the foregoing factors and uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections set forth below.

Management Projections

The Management Projections were provided to Centerview and to the Board in March 2025 to assist the Board’s strategic review and evaluation of Chimerix’s intrinsic value as a standalone company as described in the section above captioned “ —Background of the Offer and the Merger.” On March 3, 2025, the Board approved the Management Projections and directed Centerview to use the Management Projections for purposes of its analyses in connection with the delivery of the opinion described in the section below captioned “—Opinion of Chimerix’s Financial Advisor.”

Management Projections (Risk-Adjusted)

(amounts in millions)

	2025		2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Revenue	$7		$140	$226	$348	$314	$382	$394	$454	$491	$491	$510
Gross Profit	$(17)		$119	$160	$273	$230	$309	$276	$308	$374	$393	$407
EBIT (1)	$(124)		$(23)	$27	$156	$125	$211	$215	$246	$312	$330	$344
Unlevered Free Cash Flow (2)	$(91	)(3)	$(31)	$6	$107	$100	$157	$162	$186	$236	$250	$261

	2036		2037	2038	2039	2040	2041	2042	2043	2044	2045	2046
Revenue	$529		$549	$570	$306	$67	$58	$60	$63	$65	$33	$2
Gross Profit	$423		$439	$455	$249	$56	$48	$50	$52	$54	$27	$1
EBIT (1)	$359		$374	$390	$197	$41	$34	$36	$37	$39	$20	$1
Unlevered Free Cash Flow (2)	$273		$284	$296	$174	$53	$27	$27	$28	$30	$18	$4

(1)	"EBIT,” as presented herein, represents a non-GAAP financial measure defined as earnings before interest income and taxes.

(2)	"Unlevered Free Cash Flow,” as presented herein, represents a non-GAAP financial measure that is calculated as EBIT less (i) income taxes, plus (ii) depreciation and amortization, less (iii) capital expenditures, less (iv) changes in net working capital. Unlevered free cash flow did not take into account any offset to Chimerix’s taxes by net operating losses or Chimerix’s estimated cash balance. As described in the section below titled “—Opinion of Chimerix’s Financial Advisor,” for purposes of the discounted cash flow analysis conducted by Centerview in connection with the delivery of its opinion, the Board instructed Centerview to use (a) estimated federal net operating losses of $466 million as of December 31, 2024, (b) an estimated cash balance of approximately $111 million as of March 31, 2025 and (c) an assumed future equity raise of $150 million in 2025.

(3)	Represents Unlevered Free Cash Flow for 2Q’25 to 4Q’25.

Preliminary Projections

The Preliminary Projections were provided to Centerview and to the Board in January 2025 to assist the Board’s strategic review and evaluation of Chimerix’s intrinsic value as a standalone company as described in the section above captioned “ —Background of the Offer and the Merger.” Since the Preliminary Projections were not approved by the Board, the Preliminary Projections are included in this Solicitation/Recommendation Statement on Schedule 14D-9 solely for informational purposes and only to contextualize the events described in the section above captioned “ —Background of the Offer and the Merger” during the relevant period. The Board did not rely on the Preliminary Projections in approving the Merger Agreement or the Transactions, including the Offer and the Merger, and Centerview did not rely on the Preliminary Projections for purposes of its analyses in connection with the delivery of the opinion described in the section below captioned “—Opinion of Chimerix’s Financial Advisor.”

Preliminary Projections (Risk-Adjusted)

(amounts in millions)

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Revenue	$82	$92	$245	$297	$390	$443	$444	$476	$514	$554	$575
Gross Profit	$50	$75	$168	$214	$268	$335	$288	$359	$389	$442	$459
EBIT (1)	$(57)	$(66)	$29	$90	$152	$229	$217	$288	$317	$370	$385

	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046
Revenue	$597	$620	$220	$152	$143	$145	$151	$157	$163	$33	$7
Gross Profit	$476	$495	$182	$126	$119	$121	$125	$130	$136	$27	$6
EBIT (1)	$402	$419	$147	$96	$89	$91	$96	$100	$105	$21	$4

(1)	"EBIT,” as presented herein, represents a non-GAAP financial measure defined as earnings before interest income and taxes.

(iv) Opinion of Centerview Partners LLC

On March 4, 2025, Centerview rendered to the Board its oral opinion, subsequently confirmed in a written opinion dated March 4, 2025, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of Shares (other than the Excluded Shares, Converted Shares, Dissenting Shares and any Shares held by any affiliate of the Company or Parent) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated March 4, 2025, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares, Converted Shares, Dissenting Shares and any Shares held by any affiliate of the Company or Parent) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to any matter relating to the Transactions or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated March 4, 2025, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2023, December 31, 2022 and December 31, 2021;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” (see above in this Item 4 under “—Certain Company Management Forecasts”) and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of Shares (other than Excluded Shares, Converted Shares, Dissenting Shares and any Shares held by any affiliate of the Company or Parent) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to any matter relating to the Transactions or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview’s Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated March 4, 2025. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 4, 2025 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information of the Company to corresponding financial information of certain publicly traded near-/ early-commercial rare disease and oncology companies listed below (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company.

Using publicly available information obtained from SEC filings and other public data sources as of March 3, 2025, Centerview calculated, for each selected company, such selected company’s implied enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2028 (“EV / 2028E Revenue Multiple”).

The companies reviewed and the EV / 2028E Revenue Multiples of the selected companies were as follows:

Selected Company	EV / 2028E Revenue Multiple
Annexon, Inc.	0.1x
Day One Biopharmaceuticals, Inc.	0.6x
Kalvista Pharmaceuticals, Inc.	0.8x
Nuvation Bio Inc.	0.2x
Precigen, Inc.	1.4x
Replimune Group, Inc.	1.1x
Syndax Pharmaceuticals, Inc.	1.3x
Verastem, Inc.	1.0x
Y-mAbs Therapeutics, Inc.	1.3x
Median	1.0x

Although none of the selected companies is directly comparable to the Company, the selected companies were chosen by Centerview, among other reasons, because they are publicly traded near-/early-commercial rare disease and oncology companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV / 2028E Revenue Multiples of 1.0x to 1.5x to apply to the Company’s estimated calendar year risk-adjusted 2028 revenue as set forth in the Forecasts. In selecting this reference range of EV / 2028E Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of EV / 2028E Revenue Multiples to the Company’s estimated calendar year risk-adjusted 2028 revenue of $348 million, as set forth in the Forecasts, adding to it the Company’s estimated cash of approximately $111 million as of March 31, 2025, each as set forth in the Internal Data, and dividing by the number of fully-diluted Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and restricted stock units) as of March 3, 2025, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $4.45 to $5.95, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Consideration of $8.55 per Share in cash, without interest and subject to reduction for any applicable withholding taxes, to be paid to the holders of Shares (other than Excluded Shares, Converted Shares and Dissenting Shares) pursuant to the Merger Agreement.

Selected Precedent Transaction Analysis

Centerview reviewed and analyzed certain information relating to the following selected transactions involving certain publicly traded biopharmaceutical companies with a near- / early-commercial lead asset (which transactions are referred to as the “selected transactions”) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions.

Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the selected transactions, Centerview calculated, for each selected transaction, the enterprise value implied by the transaction (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding the value of any contingent consideration) as a multiple of the target company’s Wall Street research analyst consensus estimated four-year forward revenue at the time of transaction announcement (“EV / 4-Year Forward Revenue Multiple”).

The selected transactions and the EV / 4-Year Forward Revenue Multiples of the selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror	EV / 4-Year Forward Revenue Multiple
May-24	Calliditas Therapeutics AB	Asahi Kasei Corporation	1.7x
Jan-23	Albireo Pharma, Inc.	Ipsen Biopharmaceuticals, Inc.	1.6x
Oct-22	AVEO Pharmaceuticals, Inc.	LG Chem, Ltd.	1.5x
May-20	Stemline Therapeutics, Inc.	A. Menarini - Industrie Farmaceutiche Riunite S.r.l	2.8x
Sep-19	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB (publ)	3.0x
Median			1.7x

Although none of the selected transactions is directly comparable to the Transactions, the selected transactions were selected by Centerview because, among other reasons, their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operational, and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences in business, operational and/or financial characteristics of the Company and the companies included in the selected transactions analysis and other factors that could affect the transaction values of each transaction in order to provide a context in which to consider the results of the quantitative analysis.

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV / 4-Year Forward Revenue Multiples of 1.5x to 2.8x to apply to the Company’s estimated four-year forward risk-adjusted revenue of $340 million, as set forth in the Forecasts. In selecting this reference range of EV / 4-Year Forward Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational and/or financial characteristics of the Company and the companies included in the selected transactions analysis that could affect the implied enterprise values of each transaction in order to provide a context in which to consider the results of the quantitative analysis. Applying this reference range of EV / 4-Year Forward Revenue Multiples to the Company’s estimated four-year forward risk-adjusted revenue of $340 million, as set forth in the Forecasts, adding to it the Company’s estimated cash of approximately $111 million as of March 31, 2025, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and restricted stock units) as of March 3, 2025 and as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $5.85 to $9.60, rounded to the nearest $0.05. Centerview then compared this range to the Consideration of $8.55 per Share in cash, without interest and subject to reduction for any applicable withholding taxes, to be paid to the holders of Shares (other than Excluded Shares, Converted Shares and Dissenting Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (i) discounting to present value as of March 31, 2025 using discount rates ranging from 13.5% to 16.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (a) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on April 1, 2025 and ending on December 31, 2046, as set forth in the Forecasts, (b) an implied terminal value of the Company, calculated by Centerview by assuming (as directed by the Company’s management) that the Company’s unlevered free cash flows set forth in the Forecasts would decline in perpetuity after December 31, 2046 at a rate of free cash flow decline of 80% year-over-year and (c) tax savings from usage of the Company’s estimated federal net operating losses of $466 million as of December 31, 2024 and the Company’s estimated future losses, as set forth in the Forecasts and (ii) adding to the foregoing results (a) the Company’s estimated cash of approximately $111 million as of March 31, 2025, as set forth in the Internal Data and (b) the impact on net present value of the estimated cost of an assumed future equity raise of $150 million in 2025, as set forth in the Forecasts. Centerview divided the results of the foregoing calculations by the Company’s fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in the money options, warrants and restricted stock units) as of March 3, 2025 and as set forth in the Internal Data, resulting in the implied per Share equity value range for the Company’s Shares, rounded to the nearest $0.05, of $6.25 to $7.35. Centerview then compared this range to the Consideration of $8.55 per Share in cash, without interest and subject to reduction for any applicable withholding taxes, to be paid to the holders of Shares (other than Excluded Shares, Converted Shares and Dissenting Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•	Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended March 3, 2025, which reflected low and high stock closing prices for the Company during such period of approximately $0.77 to $5.25 per Share;

•	Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in five publicly available Wall Street research analyst reports as of March 3, 2025, which indicated low and high stock price targets for the Company ranging from $7.00 to $12.00 per Share; and

•	Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in the selected transactions set forth above in “Selected Precedent Transaction Analysis.” The premiums in this analysis were calculated by comparing the per share acquisition price (excluding contingent payments) in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 45% to 85% to the Company’s closing stock price on March 3, 2025 of $5.04, which resulted in an implied price range of approximately $7.30 to $9.30 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of the Company with respect to the Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the Transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement with the Company, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent, and Centerview did not receive any compensation from Parent during such period. Centerview may provide financial advisory and other services to or with respect to the Company, Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee currently estimated to be approximately $26.4 million, $2.0 million of which was payable upon the rendering of Centerview’s opinion and $24.4 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

(v) Intent to Tender

To Chimerix’s knowledge, after making reasonable inquiry, all of Chimerix’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdraw), pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Time, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

The Board selected Centerview as its financial advisor in connection with the Transactions. Centerview’s opinion to the Board, referred to above under “Item 4. The Solicitation or Recommendation,” does not constitute a recommendation to any stockholder of Chimerix as to whether or not that stockholder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as a financial advisor to the Board, Chimerix has agreed to pay Centerview an aggregate fee of approximately $26.4 million, $2.0 million of which was payable upon the rendering of Centerview’s opinion to the Board and the balance of which is payable contingent upon consummation of the Transactions. In addition, Chimerix has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Neither Chimerix nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Chimerix on its behalf with respect to the Transactions.

Item 6. Interest in Securities of the Subject Company.

Other than the scheduled vesting of Company Options and Company RSUs, the issuance of Shares under the Company ESPP, and the grant of Company Options and Company RSUs in the ordinary course, no transactions with respect to Shares have been effected by Chimerix, or, to Chimerix’s knowledge after making reasonable inquiry, by any of the directors, executive officers or affiliates of Chimerix, during the 60 days prior to the date of this Schedule 14D-9, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share(1)
Michael T. Andriole	January 30, 2025	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading arrangement	2,350	$4.10
Michelle LaSpaluto	January 30, 2025	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading arrangement	1,015	$4.11
David Jakeman	January 30, 2025	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading arrangement	2,800	$4.10
Michelle LaSpaluto	February 13, 2025	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading arrangement	2,260	$4.51
David Jakeman	February 13, 2025	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading arrangement	300	$4.53
Michael Alrutz, J.D., Ph.D.	February 13, 2025	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading arrangement	1,600	$4.52
Michael T. Andriole	February 13, 2025	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading arrangement	7,370	$4.52
Allen Melemed, M.D.	February 13, 2025	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading arrangement	3,065	$4.50

(1) The price per Share is a weighted average price. These Shares were sold in multiple transactions at a range of prices. Further details can be found in the various Form 4s filed by the reporting persons with the SEC during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), Chimerix is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Chimerix’s securities by Chimerix, Chimerix’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Chimerix or Chimerix’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Chimerix or any subsidiary of Chimerix, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Chimerix.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 10 (Background of the Offer and the Merger; Past Contacts or Negotiations with Chimerix) of the Offer to Purchase.

The information set forth in Section 11 (The Merger Agreement; Other Agreements) and Section 12 (Purpose of the Offer; Plans for Chimerix) of the Offer to Purchase is incorporated herein by reference.

Item 8. Additional Information.

Golden Parachute Compensation

See the section of this Schedule 14D-9 captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation.”

Conditions to the Offer

The information set forth in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On March 4, 2025, Chimerix’s Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Chimerix and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Chimerix of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Chimerix tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement. If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), would represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by Chimerix’s stockholders.

State Takeover Laws

A number of states (including Delaware, where Chimerix is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, Chimerix’s Board has approved the Merger Agreement and the Transactions, as described above under “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available to holders or beneficial owners of Shares in connection with the Offer. Unless otherwise specified expressly herein, all references to a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. However, if the Offer is successful and the Merger is consummated, holders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by Chimerix and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, plus interest, if any, on the amount determined to be the fair value, as determined by the Delaware Court Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights. If the Merger is consummated, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders and beneficial owners who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that Chimerix will take no action to perfect any appraisal rights of any stockholder or beneficial owner.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•	prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Chimerix at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Chimerix of the identity of the stockholder or beneficial owner, as applicable, and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•	in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares for which appraisal is demanded and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. Any stockholder or beneficial owner who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Merger Consideration, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Chimerix, Inc., 2505 Meridian Parkway, Suite 100, Durham, NC 27713, Attention: General Counsel.

A record stockholder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand for appraisal should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time) and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Chimerix is under no obligation to and has no present intention to file a petition and holders should not assume that Chimerix will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Holder,” and such Shares, “Dissenter Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenter Shares. The Delaware Court may require that Dissenting Holders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Dissenter Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE OFFER ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions but lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules and regulations that have been promulgated thereunder, certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated unless Premerger Notification and Report Forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and any waiting period under the HSR Act has expired or terminated. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirement.

Pursuant to the Merger Agreement, each of Parent and Chimerix filed on March 14, 2025, a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire 15 days following the filing of the Premerger Notification and Report Form, at 11:59 p.m., Eastern time, on March 31, 2025, but this period may change if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to start a new 15-day waiting period. If the reviewing agency issues a formal request for additional information and documentary material, the waiting period will be extended until 11:59 p.m., Eastern Time, 10 days after Parent and Chimerix comply with such requests. After the waiting period expires or has been terminated, Parent and Chimerix will be free to complete the Offer and the Merger unless there (i) has been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, or (ii) has been any legal requirement promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental authority which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. If any waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern Time.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Chimerix, please see the Form 10-K.

Cautionary Note Regarding Forward-Looking Statements

This Solicitation/Recommendation Statement of Chimerix on Schedule 14D-9 contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Parent and Chimerix, including statements regarding Parent’s proposed acquisition of Chimerix, the anticipated occurrence, manner and timing of the proposed tender offer, the closing of the proposed acquisition and the prospective benefits of the proposed acquisition, including benefits from dordaviprone’s potential to improve the standard of care for a rare oncology disease and also contribute durable revenue beginning in the near-term; dordaviprone’s potential to rapidly become a standard of care and a meaningful therapy for patients with limited treatment options; the potential for a near-term commercial launch of dordaviprone in the U.S. if approved; the potential of the ongoing Phase 3 ACTION trial to confirm clinical benefit of dordaviprone in recurrent H3 K27M-mutant diffuse glioma and extend its use in first-line patients; dordaviprone potentially being eligible for a Rare Pediatric Disease PRV; Parent’s anticipated source of funds for the proposed acquisition; and other statements that are not historical facts. Actual results could differ materially from those anticipated in these forward-looking statements. Except as required by law, each of Parent and Chimerix assume no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise. These statements, which represent each of Parent’s and Chimerix’s current expectations or beliefs concerning various future events that are subject to significant risks and uncertainties, may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to how many of Chimerix’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the possibility that the transaction does not close; risks related to the parties’ ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that Parent and Chimerix will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the risk that competing offers or acquisition proposals will be made; the effects of the transaction on relationships with employees, customers, suppliers, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Parent’s ordinary shares or Chimerix’s common stock and/or Parent’s or Chimerix’s operating results; significant transaction costs; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; Parent’s ability to fund the acquisition with existing cash and investments; effectively launching and commercializing products and product candidates such as dordaviprone, if approved; the successful completion of development and regulatory activities with respect to dordaviprone; obtaining and maintaining adequate coverage and reimbursement for Parent’s or Chimerix’s products; the time-consuming and uncertain regulatory approval process, including the risk that Chimerix’s NDA for dordaviprone seeking accelerated approval for treatment of H3 K27M-mutant diffuse glioma in adult and pediatric patients with progressive disease following prior therapy may not be approved by FDA in a timely manner or at all, and that Chimerix and/or Parent may not receive a Rare Pediatric Disease PRV upon potential approval of dordaviprone; the costly and time-consuming pharmaceutical product development and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients, including with respect to current and planned future clinical trials of dordaviprone; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to Parent’s or Chimerix’s business operations and financial results; the sufficiency of Parent’s or Chimerix’s cash flows and capital resources; Parent’s or Chimerix’s ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; and other risks and uncertainties affecting Parent and Chimerix, including those described from time to time under the caption “Risk Factors” and elsewhere in their respective filings and reports with the SEC, including Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Chimerix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 as well as the Tender Offer Statement on Schedule TO and related tender offer documents filed by Parent and Purchaser on March 21, 2025, and this Solicitation/Recommendation Statement on Schedule 14D-9 filed by Chimerix. Any forward-looking statements are made based on the current beliefs and judgments of Parent’s and Chimerix’s management, and the reader is cautioned not to rely on any forward-looking statements made by Parent or Chimerix. Except as required by law, Parent and Chimerix do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated March 21, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser, filed March 21, 2025 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(5)	Summary Advertisement as published in The New York Times on March 21, 2025 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(6)	Joint Press Release issued by Chimerix, Inc., dated March 5, 2025 (incorporated by reference to Exhibit 99.1 to Chimerix, Inc.’s Current Report on Form 8-K (No. 001-35867), filed March 5, 2025).

(a)(7)	Corporate LinkedIn and Corporate X Post, each first used on March 5, 2025 (incorporated by reference to Exhibit 99.1 to Chimerix, Inc.’s Schedule 14D9-C, filed March 5, 2025).

(a)(8)	Transcript of Voicemail to Employees from Michael T. Andriole, President and Chief Executive Officer, first used on March 5, 2025 (incorporated by reference to Exhibit 99.2 to Chimerix, Inc.’s Schedule 14D9-C, filed March 5, 2025).

(a)(9)	Employee FAQ, first used on March 5, 2025 (incorporated by reference to Exhibit 99.3 to Chimerix, Inc.’s Schedule 14D9-C, filed March 5, 2025).

(a)(10)	Form of E-Mail Response to Investor Inquiry, first used on March 5, 2025 (incorporated by reference to Exhibit 99.4 to Chimerix, Inc.’s Schedule 14D9-C, filed March 5, 2025).

(a)(11)	Employee Communication from March 5, 2025 (incorporated by reference to Exhibit 99.1 to Pinetree Acquisition Sub, Inc. and Jazz Pharmaceuticals plc’s Schedule TO-C, filed March 5, 2025).

(a)(12)	Social Media Post from March 5, 2025 (incorporated by reference to Exhibit 99.2 to Pinetree Acquisition Sub, Inc. and Jazz Pharmaceuticals plc’s Schedule TO-C, filed March 5, 2025).

(a)(13)	Infographic from March 6, 2025 (incorporated by reference to Exhibit 99.1 to Pinetree Acquisition Sub, Inc. and Jazz Pharmaceuticals plc’s Schedule TO-C, filed March 6, 2025)

(a)(14)	Opinion of Centerview Partners LLC, dated March 4, 2025 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of March 4, 2025, among Chimerix, Inc., Jazz Pharmaceuticals Public Limited Company and Pinetree Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to Chimerix, Inc.’s Current Report on Form 8-K/A (No. 001-35867), filed March 5, 2025).

Exhibit No.	Description

(e)(2)	Mutual Non-Disclosure Agreement, dated as of December 19, 2024, by and between Chimerix, Inc. and Jazz Pharmaceuticals Public Limited Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Exclusivity Agreement, dated as of March 4, 2025, by and between Jazz Pharmaceuticals Public Limited Company and Chimerix, Inc (incorporated by reference to Exhibit (d)(3) to Schedule TO).

(e)(4)	Form of Indemnity Agreement by and between Chimerix, Inc and its Directors and Officers (incorporated by reference to Chimerix, Inc.’s Form S-1 (File No. 333-187145), as amended, filed March 8, 2013).

(e)(5)	Chimerix, Inc. 2013 Employee Stock Purchase Plan (incorporated by reference to Chimerix, Inc.’s Form S-1 (No. 333-187145), as amended, filed with the SEC on March 8, 2013).

(e)(6)	Chimerix, Inc. 2013 Equity Incentive Plan, as amended (incorporated by reference to Chimerix, Inc.’s Current Report on Form 8-K (No. 001-35867) filed on June 23, 2014).

(e)(7)	Form of Stock Option Agreement, Notice of Exercise and Form of Stock Option Grant Notice and Form of Restricted Stock Unit Award Agreement and Form of Restricted Stock Unit Award Grant Notice under Chimerix, Inc. 2013 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Chimerix, Inc.’s Quarterly Report on Form 10-Q (No. 001-35867) filed on November 7, 2016).

(e)(8)	Form of Stock Option Grant Notice, Option Agreement and Notice of Exercise for Inducement Grant Outside of 2013 Equity Incentive Plan (incorporated by reference to Chimerix, Inc.’s Quarterly Report on Form 10-Q (No. 001-35867) filed on August 8, 2019).

(e)(9)	Chimerix, Inc. 2024 Equity Incentive Plan (incorporated by reference to Chimerix, Inc.’s Quarterly Report on Form 10-Q (No. 001-35867), filed on August 13, 2024).

(e)(10)	Form of Stock Option Grant Notice and Option Agreement and Form of Restricted Stock Unit Award Agreement and Form of Restricted Stock Unit Award Grant Notice under Chimerix, Inc. 2024 Equity Incentive Plan (incorporated by reference to Chimerix, Inc.’s Quarterly Report on Form 10-Q (No. 001-35867), filed on August 13, 2024).

(e)(11)	Letter Agreement with Michael Sherman, dated June 27, 2023 (incorporated by reference to Chimerix, Inc.’s Current Report on Form 8-K (No. 001-35867) filed on June 27, 2023).

(e)(12)	Amended Employment Offer Letter to Michael Andriole, dated June 27, 2023 (incorporated by reference to Chimerix, Inc.’s Current Report on Form 8-K (No. 001-35867) filed on June 27, 2023).

(e)(13)	Chimerix, Inc. Non-Employee Director Compensation Policy, as amended (incorporated by reference to Chimerix, Inc.’s Quarterly Report on Form 10-Q (No. 001-35867), filed on November 7, 2024).

(e)(14)	Chimerix, Inc. Amended and Restated Officer Severance Benefit Plan (incorporated by reference to Chimerix, Inc.’s Annual Report on Form 10-K (No. 001-35867) filed with the SEC on March 21, 2025).

(e)(15)	Employment Offer Letter to Allen Melemed dated May 7, 2020 (incorporated by reference to Chimerix, Inc.’s Annual Report on Form 10-K (No. 001-35867) filed on March 2, 2023).

(e)(16)	Employment Offer Letter to Michael A. Alrutz dated May 9, 2012 (incorporated by reference to Chimerix, Inc.’s Annual Report on Form 10-K (No. 001-35867) filed on March 5, 2019).

(e)(17)	Employment Offer Letter to Thomas J. Riga, dated October 2, 2023 (incorporated by reference to Chimerix, Inc.’s Current Report on Form 8-K (No. 001-35867) filed on November 16, 2023).

Exhibit No.	Description

(e)(18)	Employment Offer Letter to Michelle LaSpaluto, dated November 30, 2023 (incorporated by reference to Chimerix, Inc.’s Current Report on Form 8-K (No. 001-35867) filed on December 4, 2023).

(e)(19)	Directorship Offer Letter to Lisa L. Decker, PhD, dated December 28, 2023 (incorporated by reference to Exhibit 10.28 to Chimerix, Inc.’s Annual Report on Form 10-K (No. 001-35867) filed on February 29, 2024).

(e)(20)	Directorship Offer Letter to Marc D. Kozin, dated March 20, 2024 (incorporated by reference to Chimerix, Inc.’s Quarterly Report on Form 10-Q (No. 001-35867), filed on May 1, 2024).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Chimerix, Inc.

	By:	/s/ Michael T. Andriole
Name: Michael T. Andriole
Title: President and Chief Executive Officer

Dated: March 21, 2025

Annex I     Opinion of Centerview Partners LLC

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 March 4, 2025

The Board of Directors
Chimerix, Inc.
2505 Meridian Parkway, Suite 100

Durham, NC 27713

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Chimerix, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Jazz Pharmaceuticals Public Limited Company, an Irish public limited company (“Parent”), Pinetree Acquisition Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to acquire all of the Shares (as it may be amended from time to time as permitted under the Agreement, the “Tender Offer”), at a price of $8.55 per Share, without interest and subject to reduction for any applicable withholding taxes in accordance with the Agreement, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (a) any Shares held by the Company or held in the Company’s treasury, (b) any Shares held by Parent or Purchaser, (c) any shares held by any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) or of the Company and (d) Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (a), (b), (c) and (d) together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive the Offer Price (the per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company, Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated March 4, 2025 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2023, December 31, 2022 and December 31, 2021; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote with respect to any matter relating to the Transaction or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours, /s/ CENTERVIEW PARTNERS LLC

Annex II      SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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